FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                          For the month of October, 2003

                        Commission File Number 2 - 68279

                               RICOH COMPANY, LTD.
                 -----------------------------------------------
                 (Translation of Registrant's name into English)

          15-5, Minami-Aoyama 1-Chome, Minato-ku, Tokyo 107-8544, Japan
          -------------------------------------------------------------
                    (Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

      Form 20-F    X      Form 40-F    __

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __ )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __ )

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes    __      No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__ )


--------------------------------------------------------------------------------


                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                Ricoh Company, Ltd.
                                                ------------------------------
                                                (Registrant)

                                                By:  /S/  Zenji Miura
                                                ------------------------------
                                                Zenji Miura
                                                Senior Vice President
                                                General Manager of
                                                 Finance & Accounting Division

October 29, 2003


--------------------------------------------------------------------------------

[LOGO] RICOH

                                 INTERIM REPORT

                       Half year ended September 30, 2003
       (Results for the Period from April 1, 2003 to September 30, 2003)
                      Three months ended September 30, 2003
        (Results for the Period from July 1, 2003 to September 30, 2003)

PERFORMANCE OUTLINE (CONSOLIDATED)

(1) Half year ended September 30, 2003, 2002 and Year ended March 31, 2004 (Forecast)

                                                                                                             (Billions of yen)
---------------------------------------------------------------------------------------------    --------------- -------------
                                             Half year ended       Half year ended                 Year ended
                                            September 30, 2003   September 30, 2002  Change      March 31, 2004       Change
                                                (Results)             (Results)                    (Forecast)
---------------------------------------------------------------- ----------------------------    --------------- -------------
  Domestic sales                                     448.6                449.5        -0.2%         900.0               0.4%
  Overseas sales                                     439.4                407.2         7.9%         900.0               6.8%
Net sales                                            888.0                856.8         3.6%       1,800.0               3.5%
Gross profit                                         388.1                360.6         7.6%         783.6               5.1%
Operating income                                      77.2                 61.3        26.0%         152.0              13.7%
Income before income taxes                            71.4                 55.6        28.3%         144.0              16.6%
Net income                                            42.2                 33.5        26.1%          85.0              17.2%
---------------------------------------------------------------------------------------------    -----------------------------

Exchange rate (Yen/US$)                             118.06               123.08       -5.02         113.03             -8.93
Exchange rate (Yen/EURO)                            133.47               116.95       16.52         130.74              9.74
---------------------------------------------------------------------------------------------    -----------------------------

Net income per share (yen)                           56.79                46.11       10.68         114.42             14.63
---------------------------------------------------------------------------------------------    -----------------------------

Total assets                                       1,912.1              1,826.3        85.7              -                 -
Shareholders' equity                                 703.0                663.6        39.4              -                 -
Interest-bearing debt                                484.9                543.2       -58.3              -                 -
---------------------------------------------------------------------------------------------    -----------------------------

Equity ratio (%)                                      36.8                 36.3         0.5              -                 -
---------------------------------------------------------------------------------------------    -----------------------------

Shareholder's equity per share (yen)                946.38               912.98       33.40              -                 -
---------------------------------------------------------------------------------------------    -----------------------------

Cash flows from operating activities                  61.6                 99.1       -37.4              -                 -
Cash flows from investing activities                 -19.9                -33.3        13.3              -                 -
Cash flows from financing activities                  -6.6                -16.5         9.9              -                 -
Cash and cash equivalents at end of period           225.0                217.4         7.5              -                 -
---------------------------------------------------------------------------------------------    -----------------------------

Capital expenditures                                  36.3                 38.4        -2.0           75.0               1.0
Depreciation for tangible fixed assets                33.6                 33.8        -0.2           70.0               0.4
R&D expenditures                                      44.2                 40.2         4.0           90.0               6.4
---------------------------------------------------------------------------------------------    -----------------------------

(2) Three months ended September 30, 2003 and 2002

                                                                            (Billions of yen)
---------------------------------------------------------------------------------------------
                                        Three months ended   Three months ended      Change
                                        September 30, 2003   September 30, 2002
---------------------------------------------------------------------------------------------
  Domestic sales                                     224.3                224.7        -0.2%
  Overseas sales                                     226.3                203.8        11.0%
Net sales                                            450.6                428.5         5.2%
Gross profit                                         195.3                174.1        12.2%
Operating income                                      38.7                 25.4        52.6%
Income before income taxes                            34.0                 23.4        45.7%
Net income                                            19.9                 14.0        42.2%
---------------------------------------------------------------------------------------------

Exchange rate (Yen/US$)                             117.61               119.19       -1.58
Exchange rate (Yen/EURO)                            132.27               117.34       14.93
---------------------------------------------------------------------------------------------

Net income per share (yen)                           26.75                19.26        7.49
---------------------------------------------------------------------------------------------

Capital expenditures                                  17.6                 20.8        -3.1
Depreciation for tangible fixed assets                16.5                 16.9        -0.3
R&D expenditures                                      24.8                 21.7         3.1
---------------------------------------------------------------------------------------------

                               RICOH COMPANY, LTD.

* The Company bases the forecast estimates for March 31, 2004 above upon information currently available to management, which involves risks and uncertainties that could cause actual results to differ materially from those projected.

POLICIES

(1)  Basic Management

The Ricoh Group intends to be the company that gains most from the 21st century. With this aim, we will continue to provide high reliability and create new value in order to contribute both to productivity improvement and also to the knowledge creation for individuals working anytime, anywhere. Accordingly, our proactive approach encompasses not only products and services for traditional office setups but also customers working in a broadband environment. Our three-year 14th medium-term management plan -- which extends from April 2002 until March 2005 -- features the following five basic management policies:

i.   Realize a "vital and motivated culture"
ii. Strengthen technologies to become the World No.1 product manufacturing company
iii. Build "Customer-Friendly" and "Environmentally-Friendly" company
iv.  Strengthen each business unit and revolutionize group business structures
v.   Strengthen management constitution for competitive advantage

(2)  Medium-Term Management Strategies

Ricoh meets the challenges of digital networking in our core competence of office equipment. Accordingly, we have made every possible effort since our 13th medium-term management plan to move beyond the manufacture of equipment such as copiers and printers so that we may overhaul our operational structure, thus allowing us to help our customers in their efforts to improve or enhance productivity through our offering.

As a means of further contributing to our customers' profitability, therefore, we fully recognize the importance of not only copying as relevant to the ever-increasing digitization of data and capability for colorization, but also of the proposal of measures capable of realizing efficient and effective control of printed matter and all other types of document -- or in other words, the full series of activities including the input, output, storage, and searching of information.

Our 14th medium-term management plan thus focuses on the realization of total document volume (TDV), thereby broadening our revenue and earning framework. In this, our basic strategy features the following three goals:

i.   Replacing monochrome products with color models

To provide a full lineup of compact color machines at prices comparable to those of monochrome models, thus securing our customers' requirements for color capability without being limited simply to the replacement of monochrome copies.

ii.  Increased sales of high-speed models

To provide high-speed copiers with a competitive edge in terms of purchase price, maintenance costs, and reliability, thus responding suitably to customer needs for high levels of efficiency.

iii. Provision of printing solutions

To propose optimum combinations of copiers and printers in order to allow customers to meet additional cost reduction requirements.

Ricoh is striving to enhance its technological capabilities in order to become the World No.1 product manufacturing company that will provide products and services more competitive than any others. In specific terms, these efforts focus on technologies aimed at developing next-generation, high-speed color imaging equipment, design and development aimed at simplifying the process of connecting various items of office hardware, and the creation of environmentally-friendly products and services.

(3)  Basic Approach and Policies for Corporate Governance

In our drive to enhance competitive strengths, Ricoh is committed to the management transparency in accordance with our corporate philosophy and ethics. We have taken the following steps to ensure a sustainable, high level of corporate governance.

i. Management organization and other corporate governance structure related to decision-making, execution and auditing

- Implementation of an auditor system
- Introduction of an executive officer system and the assignment of authority to divisions in order to clarify their roles
- Maintaining of a board of sixteen directors including two external members to handle major decisions on group management
- Reinforcement of the auditing of individual divisions and establishment of a group management Committee to formulate and implement optimal strategies for the entire group
- Maintaining of auditing required by law through the efforts of four auditors including two external auditors and establishment of independent internal auditing through an auditing office

(Chart of Corporate Governance)

The chart of Corporate Governance is omitted.

ii. Personal factors, capital-based factors, business factors, and the like between the company and the two external directors and two external auditors.

There are currently no conflicts of interest.

iii. Corporate governance initiatives implemented by Ricoh over the past year

In January 2003, Ricoh established a Corporate Social Responsibility (CSR) Office to enable this company to better serve communities.

In terms of the disclosure of corporate information, corporate rules have been setup for the entire process comprising data research, gathering, reporting, and disclosure. Furthermore, a Disclosure Committee has been established in order to ensure that such information is disclosed in a proper, punctual, and comprehensive manner.

In response to calls for higher degrees of independence for auditing firms, we have set forth regulations regarding the policies and measures for advance acknowledgement of audited and non-audited activities. The board of auditors' advance acknowledgement system has been implemented with respect to the content of auditing contracts and the corresponding charges.

(4)  Challenges

While Japanese and US markets are now showing signs of recovery, the yen still remains strong with respect to the dollar in the Japanese market, and consequently, difficulty is still experienced in the prediction of economic prospects. Added to this, competition is very severe in the field of color copying and digital networking.

The Ricoh Group's priorities in the achievement of sustainable growth within such a challenging environment are to create new customer value while further improving management efficiency, thereby enhancing corporate competitiveness.

In order that we may recognize new customer requirements and provide the highest levels of product value, it is crucial that this company becomes the World No.1 product manufacturing company. With this fully in mind, we intend to redouble our efforts in the creation of new value in all facets of management targeting customer satisfaction, while at the same time, reinforcing our technological strengths as a means of generating new value with our products and services.

By both creating and providing value in this way, Ricoh will strive to meet its goals of being people-friendly and environment-friendly. In other words, we will endeavor to realize higher levels of ease-of-use in order that our customers can take full advantage of products and services that become evermore complex as digital networking continues to develop. In this mission, we also strive to fortify our environmental management system without compromising profitability.

As part of a drive to improve capital efficiency and earning, steady progress is currently being made in the optimization of efficiency through process reform in all group fields. Furthermore, we also intend to vastly reduce costs and raise price competitiveness, thus realizing a highly-efficient, low-cost management structure capable of responding adequately to today's deflationary business environment.

(5)  Dividend Policy

Ricoh endeavors to ensure stable dividends by improving profitability while increasing retained earnings to enhance our corporate structure and to generate new business. These retained earnings will be used both in the reinforcement of core businesses and for investment in new fields with both medium-term and long-term perspectives. Rebates to shareholders are paid with consideration given to the dividend payout ratio. Ricoh understands the market buying of treasury stock is also seen as an effective means for the payment of dividends.

(6)  Approach and Policies for Reducing Minimum Investment Lots

Ricoh plans to keep investment patterns and shareholder composition under close scrutiny, and we will consider taking the appropriate steps to alter the minimum investment lot if so required. By reducing the minimum number of shares required to invest in the company, Ricoh believes that a broader range of investors can be attracted to equity markets, while at the same time, the liquidity of this company's shares may be enhanced. Nevertheless, many investors already trade in Ricoh's shares, and for this reason, management has concluded that there is no immediate need for reduction of the minimum investment lots.

Furthermore, we intend to pay attention to the condition of business partners and of shareholder makeup as we carefully study both the necessity and the timing of implementation of these measures.

OPERATING RESULTS & FINANCIAL POSITION

*Overview

The Ricoh Group's consolidated net sales for the medium-term period of fiscal 2003 (the six months period from April 1 to September 30, 2003) increased 3.6% from the previous corresponding period to Yen 888.0 billion. During this period, the average yen exchange rates were at Yen 118.06 against the dollar (up Yen 5.02) and Yen 133.47 against the euro (down Yen 16.52). Accordingly, the increase in sales would be 1.7% excluding effects of such foreign fluctuations.

Domestic sales of printing systems such as MFPs (multifunctional printers) and laser printers increased, whereas sales of optical disks and PC servers decreased, resulting in total sales of Yen 448.6 billion, down 0.2% from the previous corresponding period. Meanwhile, overseas sales of digital PPC, color PPC, and printing systems increased particularly in terms of color equipments. In addition, due to the yen's depreciation against the euro, this increased overall sales increased 7.9% to Yen 439.4 billion. Excluding the effect of exchange fluctuations, the total overseas sales would rise 3.8% from the previous corresponding period.

Gross profit increased 7.6% to Yen 388.1 billion. It was owing to increased sales of high-margin, high-value added products both in Japan and overseas, continuous cost cutting activities and yen's depreciation against the euro.

As a result of an increase in strategic costs associated with investment in research and development and the IT development of core systems, selling, general and administrative expenses increased 3.9% to Yen 310.8 billion. In accordance with these results, operating income increased 26.0% to Yen 77.2 billion.

In terms of non-operating profit and loss, the enhancement of cash management activities in Japan, the US, and Europe are led to reduction of both interest-bearing debt and interest expenses. However, interest and dividend income both shrank and the appreciating yen generated foreign exchange losses. As a result of these factors, income before income taxes increased 28.3% to Yen
71.4 billion from the previous corresponding period.

Due to the change of the Corporate Tax Law in Japan, the amount of tax exemption on research and development expenses increased, thereby leading to a decline in the effective tax rate.

Furthermore, whereas minority interests in earnings of subsidiaries increased, equity in earnings of affiliates decreased from the previous corresponding period.

As a result, Net income increased 26.1% to Yen 42.2 billion.

[Graph 1] Consolidated performance
The graphs are omitted. The data in the omitted graphs can be shown at the schedule 1 in APPENDIX B.

*Consolidated Sales by Product Line

Office Equipment (Yen 775.5 billion, up 3.5% from the previous corresponding period)

The Ricoh Group makes solution proposals to customers for the optimization of their total printing cost in order to support their efficient management of TDV (total document volume). As a strategy to realize this objective, the group is shifting away from stand-alone analog equipment toward digitalization, networking, colorization, and high speed technologies. Consequently, sales of digital PPC, printing systems such as MFPs and laser printers have continued to grow.

While domestic sales have decreased due to slow sales of optical discs and PC servers, overseas sales have increased as a result of increased retail of digital PPC and printing systems, particularly color equipment, in accordance with the effect of yen's depreciation against the euro. As a result, total sales of office equipment have increased to Yen 775.5 billion, 3.5% up over the previous corresponding period.

   Imaging Solutions (Yen 415.0 billion, down 3.5% from the previous corresponding period)

   o Digital Imaging Systems
   - Continuous new offering of digital PPC products
   ("Imagio Neo 352/452 series" in Japan and "Aficio 2035/2045 series" overseas)
   - Release of new color PPC products
   ("Imagio Neo C385/C325 series" in Japan and "Aficio 1224C/1232C series" overseas)
   - Domestic sales have decreased due to a shift to MFPs, slow demand, and other factors
   - Overseas sales have risen due to increased retail of digital PPC and color PPC.
   As a result, sales in this category decreased 0.1% from the previous corresponding period.

   o Other Imaging Systems
   - Sales in this category have decreased 12.4% from the previous corresponding period due to a shift from analog equipments to MFPs or color equipment.

   Network Input/Output Systems (Yen 263.1 billion, up 20.2% from the previous corresponding period)

   o Printing Systems
   - Offering of new products to cope with the shift to high-speed, networked, and color models both in Japan and overseas
   ("IPSiO NX series" and "Imagio Neo C380" in Japan, and "AP-400/400N" and "CL series" overseas)
   - Sales of MFPs and laser printers have continued to grow.
   As a result, sales in this category have increased 23.3% from the previous corresponding period.

   o Other Input/Output Systems
   - While sales of optical disc products in Japan have decreased, sales in overseas markets have increased greatly. As a result, the overall sales in this category have risen by 0.6% from the previous corresponding period.

   Network System Solutions (Yen 97.2 billion, down 2.8% from the previous corresponding period)

   - To meet customers' needs for improvement of total cost performance
   - To intensify solution-centered activities such as use-ware support, software solutions, and the like
   - Sales decrease in terms of PC servers

   Other Businesses (Yen 112.5 billion, up 4.8% from the previous corresponding period)

   Sales of other business segment have increased 4.8% from the previous corresponding period to Yen 112.5 billion. Sales of semiconductor business have grown, leasing and other business activities have steadily progressed.

   [Graph 2] Consolidated sales by product line
   The graphs are omitted. The data in the omitted graphs can be shown at the schedule 2 in APPENDIX B.

* Consolidated Sales by Geographic Area

Japan (Yen 448.6 billion, down 0.2% from the previous corresponding period)

Despite the continuing severe condition of the Japanese economy, sales of printing systems such as MFPs and laser printers have increased, owing to the implementation of merchandising and marketing strategies to meet customer requirements. On the other hand, sales of analog products have decreased due to a shift to MFPs and color products, in addition, sales of optical discs, PC servers have also declined. As a result, sales of office equipment decreased 1.1% from the previous corresponding period. sales of other business activities such as semiconductors increased 3.5%.

The Americas (Yen 167.6 billion, down 1.6% from the previous corresponding period)

Although the US economy is showing signs of recovery, competition has become more intense, and the yen's appreciation has effected to this segment. Under these circumstances, we have focused on areas such as digital PPC and printing systems in order to respond to changing customer needs for networking, color capability, and higher speeds, and we have also committed to expand sales to major accounts. Accordingly, Sales in the Americas have decreased 1.6% from the previous corresponding period. However, after factoring out the yen's appreciation against dollar it gained 2.4%.

Europe (Yen 196.9 billion, up 18.5% from the previous corresponding period)

Despite the instability of the European economy, we have continuously increased sales of digital PPC and printing systems, and have maintained the top share in the European copier market. Aided by increased sales of optical discs and the yen's depreciation against the euro, sales in Europe have shown an increase of 18.5% from the previous corresponding period.

Others (Yen 74.8 billion, up 5.9% from the previous corresponding period)

In other regions, such as China and other Asian countries, we have committed to increasing sales of digital PPC and MFPs to meet an overwhelming shift in demand toward digital, networked, and color-capable products. Demand for optical discs has also continuously increased, and the semiconductor business also continues to show strong performance. We have also increased production at our Chinese manufacturing facilities in order to meet increased worldwide supply. As a result, sales in the Others have increased 5.9% from the previous corresponding period.

[Graph 3] Consolidated sales by geographic area
The graphs are omitted. The data in the omitted graphs can be shown at the schedule 3 in APPENDIX B.

*Segment Information

Business Segment

Office Equipment

In terms of imaging solutions and printing systems -- our principal product area -- we have released a series of high value-added products, ranging from low-end to high-speed models, and with document functionality ranging from input/output to sharing and management. Accordingly, sales of digital PPC, color PPC, and MFPs have increased. Laser printers have also generated increased sales both in Japan and overseas through the continuous offerings of effective new products. Though sales of PC servers have decreased as a result of sluggish demand, the optical disc business has shown steady expansion, especially in Europe and other region. As a result, sales of office equipment increased 3.5% from the previous corresponding period to Yen 775.5 billion.

Turning our attention to operating expenses, despite strategic investment in research and development and in IT development of core systems, operating income increased 9.7% from the previous corresponding period, to Yen 102.6 billion. This increase has been thanks to increased sales of high value-added products with high margins, and continuous reduction in production and administration areas, as well as the effect of the yen's depreciation against the euro. The ratio of operating income to net sales increased 0.7% from the previous corresponding period, to 13.2%.

Although capital investment was made, with a focus on enhancing and expanding new product production lines and research and development, capital investment declined from the previous corresponding period.

Total assets increased from the previous corresponding period due to an increase in the finance receivables and in overseas inventories in order to expand sales, however, asset efficiency has improved.

Other Businesses

The semiconductor business has experienced a recovery of demand in Japan, and increased sales overseas. Furthermore, businesses such as leasing have shown a steady performance. As a result, total sales from other businesses have increased 4.4% from the previous corresponding period, to Yen 113.7 billion.

Regarding operating income, an extraordinary expense was accrued in the metering equipment business during the same period in the previous year, which is finished. Besides, increased earnings from our semiconductor and other businesses, operating income in this segment turned to positive.

                                                                         (Billions of Yen)
------------------------------------------------------------------------------------------
                                   Half year ended     Half year ended      Change (%)
                                 September 30, 2003   September 30, 2002
------------------------------------------------------------------------------------------
Office Equipment:
 Net sales                                     775.5               749.3              3.5
 Operating income                              102.6                93.5              9.7
     Operating income on sales(%)               13.2                12.5              0.7
 Identifiable assets                         1,196.9             1,168.9              2.4
 Capital expenditures                           31.9                35.2             -9.3
 Depreciation                                   29.3                29.7             -1.1
------------------------------------------------------------------------------------------
Other Businesses:
 Net sales                                     113.7               108.9              4.4
 Operating income                                2.9                -3.0                -
     Operating income on sales(%)                2.6                -2.8              5.4
 Identifiable assets                           184.0               184.7             -0.4
 Capital expenditures                            3.9                 2.6             46.5
 Depreciation                                    3.3                 3.1              7.5
------------------------------------------------------------------------------------------

Geographic Segment

Japan

In the office equipment business, aggressive marketing strategies have increased sales of printing systems in Japan. Sales in Japan have increased 5.1% to Yen
663.2 billion, owing to increased export to overseas markets with steady sales, and the effect of the yen's depreciation against the euro. Operating income has increased 52.5% to Yen 56.7 billion, due to writing off of the extraordinary expense accrued in the metering equipment business during the same period last year, increased revenue, a shift to high value-added products, and the effect of continuous cost reductions.

The Americas

Although US economy is on the road to recovery, competition has been heating up as well. Under these circumstances, we are developing and strengthening our sales channels, and we have achieved good results from such strategies as expanding sales of PPC and printing systems, and bolstering our sales to major accounts. We have seen particularly strong growth in sales of color models, thanks to the effect of new products. However, sales in the Americas have decreased 1.5% from the previous corresponding period to Yen 164.9 billion, due the higher yen against the US dollar. Operating income has increased 1.9% to Yen
7.6 billion, owing to increased income from manufacturing, due to the effect of production in the optimum regions closer to customers, as well as our commitment to reducing costs and expenses.

Europe

Throughout Europe, our consolidated subsidiaries have shown increased sales, especially digital PPC and printing systems. We retain the top share of the European copier market. Sales in Europe have increased 18.7% to Yen 198.3 billion. Operating income has increased 35.8% to Yen 9.5 billion, owing to increased income from manufacturing, due to the effect of production in the optimum regions closer to customers, as well as the effect of the yen's depreciation against the euro.

Others

In the China region and Asia / Oceania region, we have expanded production in our manufacturing facilities in China to increase worldwide supply and maintain high production levels. On the other hand, there has been a large-scale shift in demand toward digital, networked, and color-capable office equipment, and we are enhancing our sales readiness in the promising Chinese market. As a result, sales in other regions have increased 21.5% to Yen 99.8 billion. Operating income has increased 0.1% to Yen 4.5 billion, owing to increased revenue and increased production, while offsetting prior investment for enhancing our Chinese sales readiness.

                                                                                     (Billions of yen)
-------------------------------------------------------------------------------------------------------
                                            Half year ended     Half year ended           Change (%)
                                           September 30, 2003  September 30, 2002
-------------------------------------------------------------------------------------------------------
Japan:
 Net sales                                             663.2               631.2                  5.1
 Operating income                                       56.7                37.2                 52.5
     Operating income on sales(%)                        8.6                 5.9                  2.7
 Identifiable assets                                 1,061.1             1,047.6                  1.3
-------------------------------------------------------------------------------------------------------
The Americas:
 Net sales                                             164.9               167.4                 -1.5
 Operating income                                        7.6                 7.5                  1.9
     Operating income on sales(%)                        4.7                 4.5                  0.2
 Identifiable assets                                   192.7               204.8                 -5.9
-------------------------------------------------------------------------------------------------------
Europe:
 Net sales                                             198.3               167.1                 18.7
 Operating income                                        9.5                 7.0                 35.8
     Operating income on sales(%)                        4.8                 4.2                  0.6
 Identifiable assets                                   186.6               165.8                 12.6
-------------------------------------------------------------------------------------------------------
Others:
 Net sales                                              99.8                82.2                 21.5
 Operating income                                        4.5                 4.5                  0.1
     Operating income on sales(%)                        4.6                 5.5                 -0.9
 Identifiable assets                                    69.1                59.4                 16.3
-------------------------------------------------------------------------------------------------------

*Cash Flows

                                                                                 (Billions of yen)
--------------------------------------------------------------------------------------------------
                                                   Half year ended    Half year ended      Change
                                                    September 30,      September 30,
                                                        2003               2002
--------------------------------------------------------------------------------------------------
Cash flows from operating activities                        61.6               99.1         -37.4
Cash flows from investing activities                       -19.9              -33.3          13.3
Cash flows from financing activities                        -6.6              -16.5           9.9
Cash and Cash Equivalents at End of Period                 225.0              217.4           7.5
--------------------------------------------------------------------------------------------------

Net cash provided by operating activities decreased Yen 37.4 billion as compared to the previous corresponding period, to Yen 61.6 billion. This was attributed to the fact that although net income and depreciation and amortization expenses increased, finance receivable have grown and overseas inventories increased in order to cope with an expansion of sales.

Net cash used in investing activities was Yen 19.9 billion, decrease Yen 13.3 billion as compared to the previous corresponding period. This is due primarily to capital investment in new product lines and new product development.

As a result, free cash flow generated by operating activities and investing activities has decreased by Yen 24.0 billion from the previous corresponding period to Yen 41.6 billion.

Net cash used in financing activities amounted to Yen 6.6 billion, as a result of factors such as the payment of dividends and the reacquisition of treasury stock.

Consequently, cash and cash equivalents at the end of this half-year period have risen by Yen 35.7 billion as compared to the end of the preceding year (March 31, 2003), to Yen 225.0 billion.

Transition of our cashflow indices from fiscal 2000 to 2004 are as follows:

-----------------------------------------------------------------------------------------------------------------------------------
                                              Half year ended   Half year ended  Half year ended  Half year ended   Half year ended
                                               September 30,     September 30,    September 30,    September 30,     September 30,
                                                   1999              2000             2001             2002              2003
-----------------------------------------------------------------------------------------------------------------------------------
Shareholders' equity / Total assets                     31.4%              35.4%           33.9%            36.3%          36.8%
Market capitalization / Total assets                    78.1%              86.9%           72.7%            84.2%          77.3%
Interest bearing debt / Operating cash flow             10.6               20.6            12.2              5.5            7.9
Operating cash flow / Interest expense                  11.7                8.9             9.9             24.6           21.5
-----------------------------------------------------------------------------------------------------------------------------------

     Notes:
     i.   All indices are calculated based on consolidated data.
     ii. Market capitalization equals the stock price at the end of half year multiples by the number of shares outstanding at the end of half year.
     iii. Operating cash flow is shown in consolidated statement of cash flow. Interest bearing debt equals all debt in consolidated balance sheets.

*Forecast for the entire fiscal year

In terms of forecasted results for the current fiscal year, we have slightly reduced our estimated sales as announced in July this year to Yen 1,800.0 billion. For the 3rd quarter and onward, we predict an exchange rate of Yen
108.00 against the US dollar, and of Yen 128.00 against the euro. The rapid appreciation of the yen that began in September of this year is forecasted to continue.

Meanwhile, as steady sales continue in our core products area such as digital PPC and printing systems, we intend to implement business strategies such as the release of valuable new products, and we believe that sales will consequently increase both in Japan and overseas.

It is our intention to adjust our forecasted operating income upward to Yen
152.0 billion in accordance with the fact that results for the current half-year period were more stable than initially predicted, and that further profitability growth is expected. We will also adjust our forecasted income before income taxes down to Yen 144.0 billion as a result of the effect of exchange losses incurred during the first half of fiscal 2003. We, however, intend to maintain our forecast for net income in the current fiscal year at Yen 85.0 billion.

Ricoh Group has centered its 14th medium-term term management plan, started in April 2002, on expanding its profit base by expanding total document volume. The basic strategy entails:

.. Responding to greater demand for color documents among office users .. Expanding sales of high-speed machines
.. Deploying printing solutions

The crucial challenges for our customers will be to improve work flow and enhance productivity by better managing TDV (total document volumes). We will support such efforts by continuing to formulate proposals to optimize customer's total printing costs and offer products and services that meet more sophisticated needs for color and faster office document production. In addition, we plan to expand operations by integrating production, sales, and service through a management base in the highly promising Chinese market, to complement similar organizations Japan, the United States, and Europe.

Ricoh will pursue efficiencies through process reform in each business domain to ensure sustainable earnings growth and cash flows, as part of which it is working on a low-cost management structure that can withstand deflationary environments by further reinforcing price competitiveness.

Our performance forecasts for fiscal 2004 are as follows:

Exchange Rate Assumptions for the 2nd half year
US$ 1  = Yen 108.00 (Yen 118.06 in 1st half year)
EURO 1 = Yen 128.00 (Yen 133.47 in 1st half year)

Exchange Rate Assumptions for the full year ended March 31, 2004
US$ 1  = Yen 113.03 (Yen 121.96 in previous fiscal year)
EURO 1 = Yen 130.74 (Yen 121.00 in previous fiscal year)

                                                                                                      (Billions of yen)
-----------------------------------------------------------------------------------------------------------------------
                                                 Year ended          Year ended
                                               March 31, 2004      March 31, 2003            Change
                                                 (Forecast)          (Results)
-----------------------------------------------------------------------------------------------------------------------
   Domestic sales                                       900.0               896.0                0.4%
   Overseas sales                                       900.0               842.3                6.8%
Net sales                                             1,800.0             1,738.3                3.5% (*1)
Gross profit                                            783.6               745.3                5.1%
Operating income                                        152.0               133.6               13.7%
Income before income taxes                              144.0               123.4               16.6%
Net income                                               85.0                72.5               17.2% (*2)
-----------------------------------------------------------------------------------------------------------------------

Notes:
*1...Net sales would be tenth consecutive year of growth.
*2...Net income would be twelfth consecutive year of growth and tenth consecutive year of record high.

* Ricoh bases the forecast estimates for March 31, 2004 above upon information currently available to management, which involves risks and uncertainties that could cause actual results to differ materially from those projected.

RICOH COMPANY, LTD. AND CONSOLIDATED SUBSIDIARIES
INTERIM REPORT (CONSOLIDATED. HALF YEAR ENDED SEPTEMBER 30, 2003)

DATE OF APPROVAL FOR THE FINANCIAL RESULTS FOR THE HALF YEAR ENDED SEPTEMBER 30, 2003, AT THE BOARD OF DIRECTORS' MEETING: OCTOBER 29, 2003

1. RESULTS FOR THE PERIOD FROM APRIL 1, 2003 TO SEPTEMBER 30, 2003

(1) Operating Results                                                                                (Millions of yen)
----------------------------------------------------------------------------------------------------------------------
                                                            Half year ended       Half year ended         Year ended
                                                           September 30, 2003    September 30, 2002     March 31, 2003
----------------------------------------------------------------------------------------------------------------------
Net sales                                                             888,090               856,821          1,738,358
   (% change from the previous corresponding periods)                     3.6                   4.5                3.9
Operating income                                                       77,255                61,328            133,654
   (% change from the previous corresponding periods)                    26.0                   2.4                3.1
Income before income taxes                                             71,416                55,673            123,470
   (% change from the previous corresponding periods)                    28.3                   6.0                8.4
Net income                                                             42,265                33,525             72,513
   (% change from the previous corresponding periods)                    26.1                  18.0               17.7
Net income per share-basic (yen)                                        56.79                 46.11              99.79
Net income per share-diluted (yen)                                          -                 44.68              96.81
----------------------------------------------------------------------------------------------------------------------

Notes:
i. Equity in income of affiliates: Yen 972 million; Yen 1,608 million (half year ended September 30, 2002); Yen 2,403 million (year ended March 31, 2003)
ii. Average number of shares outstanding (consolidated): 744,261,032 shares; 727,020,387 shares (half year ended September 30, 2002); 726,659,698 shares (year ended March 31, 2003)
iii. No change in accounting method has been made.

(2) Financial Position                                                                                            (Millions of yen)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                   September 30, 2003     September 30, 2002      March 31, 2003
-----------------------------------------------------------------------------------------------------------------------------------
Total assets                                                                 1,912,162               1,826,385           1,884,922
Shareholders' equity                                                           703,075                 663,665             657,514
Equity ratio (%)                                                                  36.8                    36.3                34.9
Equity per share (yen)                                                          946.38                  912.98              885.41
-----------------------------------------------------------------------------------------------------------------------------------
Note:  Number of shares outstanding as of September 30, 2003: 742,906,263 shares; 726,919,110 shares (September 30, 2002);
742,608,635 shares (March 31, 2003)

(3) Cash Flow                                                                                                     (Millions of yen)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                    Half year ended        Half year ended          Year ended
                                                                   September 30, 2003     September 30, 2002      March 31, 2003
-----------------------------------------------------------------------------------------------------------------------------------

Cash flows from operating activities                                            61,656                  99,119             185,742
Cash flows from investing activities                                           -19,997                 -33,395             -98,199
Cash flows from financing activities                                            -6,643                 -16,562             -67,143
Cash and cash equivalents at end of period                                     225,013                 217,418             189,243
-----------------------------------------------------------------------------------------------------------------------------------

(4) Items relating to the scale of consolidation and the application of the equity method:
Number of consolidated subsidiaries: 333; non-consolidated subsidiaries: 37; affiliated companies: 24

(5) Changes in accounting method, etc.:
Consolidated subsidiaries: No addition; 1 removal
Companies accounted for by the equity method: No change

Notes:

Consolidated financial statements of the Company and its consolidated subsidiaries have been prepared in conformity with accounting principles generally accepted in the United States of America.

2. FORECAST OF OPERATING RESULTS FROM APRIL 1, 2003 TO MARCH 31, 2004

                                                                                                                  (Millions of yen)
-----------------------------------------------------------------------------------------------------------------------------------
Net sales                                                                                            1,800,000
Operating income                                                                                       152,000
Income before income taxes                                                                             144,000
Net income                                                                                              85,000
-----------------------------------------------------------------------------------------------------------------------------------
Note: Net income per share (Consolidated) 114.42 yen

In accordance with Japanese regulations, Ricoh has issued forecast for its financial results for the fiscal year ending March 2004. These forecast are forward-looking statements based on a number of assumptions and beliefs in light of the information currently available to management and subject to significant risks and uncertainties.

GROUP POSITION

The Ricoh Group comprises 370 subsidiaries and 24 affiliates.
Their development, manufacturing, sales, and service activities center on office equipment business and other businesses (optical equipments, semiconductors and metering equipments).
Ricoh Company, Ltd., a parent company, heads development. The parent company and subsidiaries or affiliates maintain an integrated domestic and international manufacturing structure. Below, we have listed our main product areas and the positions of key subsidiaries and affiliates.

(Office Equipment Business)
In this business category, Ricoh provides products and systems that support the enhancement of the office productivity of customers. Major products include:
Digital/analog copiers, MFPs (multifunctional printers), laser printers, facsimile machines, digital duplicators, optical disks. Ricoh also provides solution systems including personal computers and servers, utilizing its information technology. Another business Ricoh also provides are support, service, and related supplies, as well as useware including IT environment setup and network administration.

[Main Subsidiaries and Affiliates]
Production
   Japan...Tohoku Ricoh Co., Ltd., Ricoh Elemex Corporation,
           Ricoh Unitechno Co., Ltd., Hasama Ricoh Inc.,
           Ricoh Microelectronics Co., Ltd., and Ricoh Keiki Co., Ltd.
   The Americas...Ricoh Electronics, Inc.
   Europe...Ricoh UK Products Ltd.,  Ricoh Industrie France S.A.S.
   Other regions...Ricoh Asia Industry (Shenzhen) Ltd.,
                   Shanghai Ricoh Facsimile Co., Ltd., and Sindo Ricoh Co., Ltd.

Sales and Service
   Japan...Ricoh Tohoku Co., Ltd., Ricoh Chubu Co., Ltd.,
           Ricoh Kansai Co., Ltd., Ricoh Chugoku Co., Ltd.,
           Ricoh Kyushu Co., Ltd., Tokyo Ricoh Co., Ltd., Osaka Ricoh Co., Ltd. and 43 other sales companies nationwide, Ricoh Technosystems Co., Ltd., NBS Ricoh Co., Ltd.,
           Ricoh Leasing Co., Ltd., and Ricoh Logistics System Co., Ltd.
   The Americas...Ricoh Corporation, Savin Corporation,
                  and Lanier Worldwide, Inc.
   Europe...Ricoh Europe B.V., Ricoh Deutschland GmbH, Ricoh UK Ltd.,
            Ricoh France S.A., Ricoh Espana S.A., Ricoh Italia S.p.A., and NRG Group PLC
   Other regions...Ricoh China Co., Ltd., Ricoh Hong Kong Ltd.,
                   Ricoh Asia Pacific Pte, Ltd., Ricoh Australia Pty, Ltd., and Ricoh New Zealand Ltd.

(Other Businesses)
Manufacturing and marketing optical equipment, semiconductors and metering equipments, and providing leasing and logistics services

[Main Subsidiaries and Affiliates]
Production
   Japan...Ricoh Optical Industries Co., Ltd., Ricoh Elemex Corporation Overseas...Taiwan Ricoh Co., Ltd.

Sales
   Ricoh Corporation, NRG Group PLC

Other
   Ricoh Leasing Co., Ltd., Ricoh Logistics System Co., Ltd., and Coca-Cola West Japan Co., Ltd. (affiliated company)


(Chart of Business System)
The chart of group positions is omitted.

CONSOLIDATED PERFORMANCE
1. CONSOLIDATED STATEMENTS OF INCOME
(Three months ended September 30, 2003 and 2002)                                                 (Millions of yen)
---------------------------------------------------------------------------------------------------------------------
                                                  Three months ended  Three months ended     Change          %
                                                  September 30, 2003  September 30, 2002
---------------------------------------------------------------------------------------------------------------------
Net sales                                                    450,637            428,550         22,087       5.2
Cost of sales                                                255,282            254,402            880       0.3
   Percentage of net sales (%)                                  56.6               59.4
Gross Profit                                                 195,355            174,148         21,207      12.2
   Percentage of net sales (%)                                  43.4               40.6
Selling, general and administrative expenses                 156,584            148,747          7,837       5.3
   Percentage of net sales (%)                                  34.8               34.7
Operating income                                              38,771             25,401         13,370      52.6
   Percentage of net sales (%)                                   8.6                5.9
Other (income) expense
 Interest and dividend income                                    617              1,072           -455     -42.4
   Percentage of net sales (%)                                   0.1                0.3
 Interest expense                                              1,339              2,291           -952     -41.6
   Percentage of net sales (%)                                   0.3                0.5
 Other, net                                                    3,950                779          3,171     407.1
   Percentage of net sales (%)                                   0.8                0.2
Income before income taxes,
 equity income and minority interests                         34,099             23,403         10,696      45.7
   Percentage of net sales (%)                                   7.6                5.5
Provision for income taxes                                    14,362             11,019          3,343      30.3
   Percentage of net sales (%)                                   3.2                2.6
Minority interests in earnings of subsidiaries                   347               -843          1,190         -
   Percentage of net sales (%)                                   0.1               -0.2
Equity in earnings of affiliates                                 520                777           -257     -33.1
   Percentage of net sales (%)                                   0.1                0.2
Net income                                                    19,910             14,004          5,906      42.2
   Percentage of net sales (%)                                   4.4                3.3
---------------------------------------------------------------------------------------------------------------------
            Reference: Exchange rate
                      US$ 1                               Yen 117.61         Yen 119.19
                     EURO 1                               Yen 132.27         Yen 117.34

(Half year ended September 30, 2003, 2002 and year ended March 31, 2003)                                        (Millions of yen)
----------------------------------------------------------------------------------------------------------------------------------
                                                    Half year ended      Half year ended                    %         Year ended
                                                  September 30, 2003   September 30, 2002    Change                March 31, 2003
----------------------------------------------------------------------------------------------------------------------------------
Net sales                                                    888,090            856,821         31,269       3.6        1,738,358
Cost of sales                                                499,983            496,176          3,807       0.8          993,009
   Percentage of net sales (%)                                  56.3               57.9                                      57.1
Gross Profit                                                 388,107            360,645         27,462       7.6          745,349
   Percentage of net sales (%)                                  43.7               42.1                                      42.9
Selling, general and administrative expenses                 310,852            299,317         11,535       3.9          611,695
   Percentage of net sales (%)                                  35.0               34.9                                      35.2
Operating income                                              77,255             61,328         15,927      26.0          133,654
   Percentage of net sales (%)                                   8.7                7.2                                       7.7
Other (income) expense
 Interest and dividend income                                  1,313              2,035           -722     -35.5            3,772
   Percentage of net sales (%)                                   0.1                0.2                                       0.2
 Interest expense                                              2,863              4,030         -1,167     -29.0            6,853
   Percentage of net sales (%)                                   0.3                0.5                                       0.4
 Other, net                                                    4,289              3,660            629      17.2            7,103
   Percentage of net sales (%)                                   0.5                0.4                                       0.4
Income before income taxes,
 equity income and minority interests                         71,416             55,673         15,743      28.3          123,470
   Percentage of net sales (%)                                   8.0                6.5                                       7.1
Provision for income taxes                                    28,424             24,020          4,404      18.3           51,984
   Percentage of net sales (%)                                   3.2                2.8                                       3.0
Minority interests in earnings of subsidiaries                 1,699               -264          1,963         -            1,376
   Percentage of net sales (%)                                   0.1                  -                                       0.0
Equity in earnings of affiliates                                 972              1,608           -636     -39.6            2,403
   Percentage of net sales (%)                                   0.1                0.2                                       0.1
Net income                                                    42,265             33,525          8,740      26.1           72,513
   Percentage of net sales (%)                                   4.8                3.9                                       4.2
----------------------------------------------------------------------------------------------------------------------------------
            Reference : Exchange rate
                       US$ 1                              Yen 118.06         Yen 123.08                              Yen   121.96
                      EURO 1                              Yen 133.47         Yen 116.95                              Yen   121.00

2-1. CONSOLIDATED SALES BY PRODUCT CATEGORY
(Three months ended September 30, 2003 and 2002)                                     (Millions of yen)
------------------------------------------------------------------------------------------------------
                                        Three months ended    Three months ended
                                        September 30, 2003    September 30, 2002     Change        %
------------------------------------------------------------------------------------------------------
(Office Equipment)
Imaging Solutions:
  Digital Imaging Systems                        150,161               153,096       -2,935      -1.9
    Percentage of net sales (%)                     33.3                  35.7
  Other Imaging Systems                           52,165                57,345       -5,180      -9.0
    Percentage of net sales (%)                     11.6                  13.4
Total Imaging Solutions                          202,326               210,441       -8,115      -3.9
    Percentage of net sales (%)                     44.9                  49.1
------------------------------------------------------------------------------------------------------
Network Input/Output Systems:
  Printing Systems                               117,351                94,755       22,596      23.8
    Percentage of net sales (%)                     26.0                  22.1
  Other Input/Output Systems                      18,304                13,672        4,632      33.9
    Percentage of net sales (%)                      4.1                   3.2
Total Network Input/Output Systems               135,655               108,427       27,228      25.1
    Percentage of net sales (%)                     30.1                  25.3
------------------------------------------------------------------------------------------------------
Network System Solutions                          53,795                53,122          673       1.3
    Percentage of net sales (%)                     11.9                  12.4
------------------------------------------------------------------------------------------------------
Office Equipment Total                           391,776               371,990       19,786       5.3
    Percentage of net sales (%)                     86.9                 86.8
------------------------------------------------------------------------------------------------------
(Other Businesses)
Other Businesses                                  58,861                56,560        2,301       4.1
    Percentage of net sales (%)                     13.1                  13.2
------------------------------------------------------------------------------------------------------
Grand Total                                      450,637               428,550       22,087       5.2
    Percentage of net sales (%)                    100.0                 100.0
------------------------------------------------------------------------------------------------------
         Reference : Exchange rate
                    US$ 1                     Yen 117.61            Yen 119.19
                   EURO 1                     Yen 132.27            Yen 117.34

(Half year ended September 30, 2003, 2002 and year ended March 31, 2003)                               (Millions of yen)
------------------------------------------------------------------------------------------------------------------------
                                          Half year ended      Half year ended                             Year ended
                                        September 30, 2003    September 30, 2002     Change        %     March 31, 2003
------------------------------------------------------------------------------------------------------------------------
(Office Equipment)
Imaging Solutions:
  Digital Imaging Systems                        309,158               309,385         -227      -0.1          626,967
    Percentage of net sales (%)                     34.8                  36.1                                    36.1
  Other Imaging Systems                          105,936               120,977      -15,041     -12.4          232,746
    Percentage of net sales (%)                     11.9                  14.1                                    13.4
Total Imaging Solutions                          415,094               430,362      -15,268      -3.5          859,713
    Percentage of net sales (%)                     46.7                  50.2                                    49.5
------------------------------------------------------------------------------------------------------------------------
Network Input/Output Systems:
  Printing Systems                               233,457               189,408       44,049      23.3          408,830
    Percentage of net sales (%)                     26.3                  22.1                                    23.5
  Other Input/Output Systems                      29,725                29,535          190       0.6           54,549
    Percentage of net sales (%)                      3.3                   3.5                                     3.2
Total Network Input/Output Systems               263,182               218,943       44,239      20.2          463,379
    Percentage of net sales (%)                     29.6                  25.6                                    26.7
------------------------------------------------------------------------------------------------------------------------
Network System Solutions                          97,232               100,052       -2,820      -2.8          197,482
    Percentage of net sales (%)                     11.0                  11.7                                    11.3
------------------------------------------------------------------------------------------------------------------------
Office Equipment Total                           775,508               749,357       26,151       3.5        1,520,574
    Percentage of net sales (%)                     87.3                  87.5                                    87.5
------------------------------------------------------------------------------------------------------------------------
(Other Businesses)
Other Businesses                                 112,582               107,464        5,118       4.8          217,784
    Percentage of net sales (%)                     12.7                  12.5                                    12.5
------------------------------------------------------------------------------------------------------------------------
Grand Total                                      888,090               856,821       31,269       3.6        1,738,358
    Percentage of net sales (%)                    100.0                 100.0                                   100.0
------------------------------------------------------------------------------------------------------------------------
       Reference : Exchange rate
                        US$ 1                 Yen 118.06            Yen 123.08                              Yen 121.96
                       EURO 1                 Yen 133.47            Yen 116.95                              Yen 121.00

Each category includes the following product line:

Digital Imaging Systems       Digital PPCs, color PPCs, digital duplicators and
                              facsimile machines

Other Imaging Systems         Analog PPCs, diazo copiers, and thermal paper

Printing Systems              MFPs(multifunctional printers), laser
                              printers and software

Other Input/Output Systems    Optical discs and system scanners

Network System Solutions      Personal computers, PC servers, network systems
                              and network related software

Other Businesses              Optical equipments, metering equipments and
                              semiconductors

2-2. CONSOLIDATED SALES BY GEOGRAPHIC AREA

(Three months ended September 30, 2003 and 2002)                                                    (Millions of yen)
---------------------------------------------------------------------------------------------------------------------
                                               Three months ended    Three months ended
                                               September 30, 2003    September 30, 2002      Change          %
---------------------------------------------------------------------------------------------------------------------
(Domestic)                                             224,301           224,731               -430         -0.2
    Percentage of net sales (%)                           49.8              52.4
(Overseas)                                             226,336           203,819             22,517         11.0
    Percentage of net sales (%)                           50.2              47.6
      The Americas                                      88,173            86,262              1,911          2.2
        Percentage of net sales (%)                       19.6              20.1
      Europe                                            98,332            82,909             15,423         18.6
        Percentage of net sales (%)                       21.8              19.4
      Other                                             39,831            34,648              5,183         15.0
        Percentage of net sales (%)                        8.8               8.1
Grand Total                                            450,637           428,550             22,087          5.2
    Percentage of net sales (%)                          100.0             100.0
---------------------------------------------------------------------------------------------------------------------
           Reference : Exchange rate
                      US$ 1                         Yen 117.61        Yen 119.19
                     EURO 1                         Yen 132.27        Yen 117.34


(Half year ended September 30, 2003, 2002 and year ended March 31, 2003)                                           (Millions of yen)
------------------------------------------------------------------------------------------------------------------------------------
                                              Half year ended          Half year ended                                 Year ended
                                            September 30, 2003       September 30, 2002      Change           %      March 31, 2003
------------------------------------------------------------------------------------------------------------------------------------
(Domestic)                                             448,636           449,575               -939         -0.2       896,022
    Percentage of net sales (%)                           50.5              52.5                                          51.5
(Overseas)                                             439,454           407,246             32,208          7.9       842,336
    Percentage of net sales (%)                           49.5              47.5                                          48.5
      The Americas                                     167,664           170,433             -2,769         -1.6       343,940
        Percentage of net sales (%)                       18.9              19.9                                          19.8
      Europe                                           196,951           166,169             30,782         18.5       354,477
        Percentage of net sales (%)                       22.2              19.4                                          20.4
      Other                                             74,839            70,644              4,195          5.9       143,919
        Percentage of net sales (%)                        8.4               8.2                                           8.3
Grand Total                                            888,090           856,821             31,269          3.6     1,738,358
    Percentage of net sales (%)                          100.0             100.0                                         100.0
------------------------------------------------------------------------------------------------------------------------------------
           Reference : Exchange rate
                      US$ 1                         Yen 118.06        Yen 123.08                                    Yen 121.96
                     EURO 1                         Yen 133.47        Yen 116.95                                    Yen 121.00

3. CONSOLIDATED BALANCE SHEETS (September 30, 2003 and March 31, 2003)

Assets                                                                                       (Millions of yen)
--------------------------------------------------------------------------------------------------------------
                                                       September 30, 2003    March 31, 2003            Change
--------------------------------------------------------------------------------------------------------------
Current Assets
    Cash and time deposits                                        226,894           200,330            26,564
    Trade receivables                                             407,634           417,942           -10,308
    Marketable securities                                             136               107                29
    Inventories                                                   152,154           146,051             6,103
    Other current assets                                           58,567            58,083               484
Total Current Assets                                              845,385           822,513            22,872
Fixed Assets
    Tangible fixed assets                                         242,258           248,752            -6,494
    Finance receivable                                            497,109           476,293            20,816
    Other Investments                                             327,410           337,364            -9,954
Total Fixed Assets                                              1,066,777         1,062,409             4,368
--------------------------------------------------------------------------------------------------------------
Total Assets                                                    1,912,162         1,884,922            27,240
--------------------------------------------------------------------------------------------------------------
Note:
Contents of cash and time deposits:
    Cash and cash equivalents                                     225,013           189,243
    Time deposits                                                   1,881            11,087


Liabilities and Shareholders' Investment                                                     (Millions of yen)
--------------------------------------------------------------------------------------------------------------
                                                       September 30, 2003    March 31, 2003            Change
--------------------------------------------------------------------------------------------------------------
Current Liabilities
    Trade payables                                                273,276           280,798            -7,522
    Short-term borrowings                                         200,568           138,713            61,855
    Other current liabilities                                     161,423           169,072            -7,649
Total Current Liabilities                                         635,267           588,583            46,684
Fixed Liabilities
    Long-term indebtedness                                        284,392           345,902           -61,510
    Retirement benefit obligation                                 212,756           209,011             3,745
    Other fixed liabilities                                        28,219            30,653            -2,434
Total Fixed Liabilities                                           525,367           585,566           -60,199
--------------------------------------------------------------------------------------------------------------
Total Liabilities                                               1,160,634         1,174,149           -13,515
--------------------------------------------------------------------------------------------------------------
Minority Interest                                                  48,453            53,259            -4,806
--------------------------------------------------------------------------------------------------------------
Shareholders' Investment
    Common stock                                                  135,364           135,364                0
    Additional paid-in capital                                    186,600           186,521               79
    Retained earnings                                             471,815           434,748           37,067
    Accumulated other comprehensive income (loss)                 -86,531           -94,733            8,202
    Treasury stock                                                 -4,173            -4,386              213
Total Shareholders' Investment                                    703,075           657,514           45,561
-------------------------------------------------------------------------------------------------------------
Total Liabilities and Shareholders' Investment                  1,912,162         1,884,922           27,240
-------------------------------------------------------------------------------------------------------------
Note: Other comprehensive income;
    Net unrealized holding gains on available-for-sale
    securities                                                     11,381             8,582            2,799
    Pension liability adjustments                                 -83,411           -89,119            5,708
    Net unrealized gains (losses) on derivative instruments           -58              -178              120
    Cumulative translation adjustments                            -14,443           -14,018             -425

                  Reference: Exchange rate                September 30, 2003    March 31, 2003
                            US$ 1                              Yen 111.25           Yen 120.20
                           EURO 1                              Yen 129.19           Yen 129.83

4. RETAINED EARNINGS

For the half year ended September 30, 2003 and year ended March 31, 2003                   (Millions of yen)
-------------------------------------------------------------------------------------------------------------
                                                                          Half year ended        Year ended
                                                                         September 30, 2003    March 31, 2003
-------------------------------------------------------------------------------------------------------------
Retained earnings (beginning balance)                                               434,748          385,741
Net income                                                                           42,265           72,513
Cash dividends                                                                        5,198           10,178
Retirement of treasury stock                                                              -           13,328
Retained earnings (ending balance)                                                  471,815          434,748
-------------------------------------------------------------------------------------------------------------

5. CONSOLIDATED STATEMENTS OF CASH FLOW

(Half year ended September 30, 2003, 2002 and year ended March 31, 2003)                                   (Millions of yen)
----------------------------------------------------------------------------------------------------------------------------
                                                                       Half year ended      Half year ended    Year ended
                                                                      September 30, 2003  September 30, 2002  March 31, 2003
----------------------------------------------------------------------------------------------------------------------------
I. Cash Flows from Operating Activities:

 1.  Net income                                                              42,265               33,525              72,513
 2.  Adjustments to reconcile net income to net cash
   provided by operating activities--
     Depreciation and amortization                                           37,827               36,782              76,551
     Equity in earnings of affiliates, net of dividends received               -230                 -670              -1,167
     Deferred income taxes                                                   -1,257               -5,030              -9,289
     Loss on disposal and sales of tangible fixed assets                        837                  777               1,975
     Changes in assets and liabilities--
      Decrease in trade receivables                                           7,935               30,129              22,176
      (Increase) decrease in inventories                                     -7,979                9,521              14,983
      Increase in finance receivables                                       -21,723              -20,230             -33,109
      (Decrease) increase in trade payables                                  -6,773               -5,339               5,632
      (Decrease) increase in accrued income taxes and
      accrued expenses and other                                             -5,069               -2,004              11,173
      Retirement benefit obligation, net                                      9,806                5,354               7,806
Other, net                                                                    6,017               16,304              16,498
----------------------------------------------------------------------------------------------------------------------------
 Net cash provided by operating activities                                   61,656               99,119             185,742
----------------------------------------------------------------------------------------------------------------------------
II. Cash Flows from Investing Activities:

 1. Proceeds from sales of plant and equipment                                  134                  174                 245
 2. Expenditures for tangible fixed assets                                  -36,282              -36,576             -71,984
 3. Payments for purchases of available-for-sale securities                 -25,103              -22,019             -52,219
 4. Proceeds from sales of available-for-sale securities                     33,514               22,133              24,513
 5. Increase in investments in and advances to affiliates                      -141                 -586                -448
 6. Decrease in time deposits                                                 9,159                3,815                 944
 7. Other, net                                                               -1,278                 -336                 750
----------------------------------------------------------------------------------------------------------------------------
 Net cash used in investing activities                                      -19,997              -33,395             -98,199
----------------------------------------------------------------------------------------------------------------------------
III. Cash Flows from Financing Activities:

 1. Proceeds from long-term indebtedness                                      1,125               51,032              58,194
 2. Repayment of long-term indebtedness                                     -15,970              -11,559             -23,133
 3. Increase (decrease) in short-term borrowings, net                        30,244              -48,641             -73,393
 4. Proceeds from issuance of long-term debt securities                       1,000               10,000              11,000
 5. Repayment of long-term debt securities                                  -14,000              -11,553             -11,723
 6. Cash dividends paid                                                      -5,181               -5,089             -10,176
 7. Purchase of treasury stocks                                              -3,643                 -460             -17,281
 8. Other, net                                                                 -218                 -292                -631
----------------------------------------------------------------------------------------------------------------------------
 Net cash used in financing activities                                       -6,643              -16,562             -67,143
----------------------------------------------------------------------------------------------------------------------------
IV. Effect of Exchange Rate Changes on Cash and Cash Equivalents                754               -1,916              -1,329
----------------------------------------------------------------------------------------------------------------------------
V. Net Increase in Cash and Cash Equivalents                                 35,770               47,246              19,071
----------------------------------------------------------------------------------------------------------------------------
VI. Cash and Cash Equivalents at Beginning of Year                          189,243              170,172             170,172
----------------------------------------------------------------------------------------------------------------------------
VII. Cash and Cash Equivalents at End of Period                             225,013              217,418             189,243
----------------------------------------------------------------------------------------------------------------------------

6. SEGMENT INFORMATION
(1) Industry Segment Information

(Three months ended September 30, 2003 and 2002)                                                      (Millions of yen)
-----------------------------------------------------------------------------------------------------------------------
                                                   Three months ended      Three months ended
                                                   September 30, 2003      September 30, 2002         Change     %
-----------------------------------------------------------------------------------------------------------------------
OFFICE EQUIPMENT:
  Net sales:
      Unaffiliated customers                                  391,776                 371,990         19,786        5.3
      Intersegment                                                  -                       -              -          -
      Total                                                   391,776                 371,990         19,786        5.3
-----------------------------------------------------------------------------------------------------------------------
  Operating expenses                                          337,322                 325,007         12,315        3.8
-----------------------------------------------------------------------------------------------------------------------
  Operating income                                             54,454                  46,983          7,471       15.9
         Operating income on office equipment sales(%)           13.9                    12.6
-----------------------------------------------------------------------------------------------------------------------
OTHER BUSINESSES:
  Net sales:
      Unaffiliated customers                                   58,861                  56,560          2,301        4.1
      Intersegment                                                538                     754           -216      -28.6
      Total                                                    59,399                  57,314          2,085        3.6
-----------------------------------------------------------------------------------------------------------------------
  Operating expenses                                           58,825                  60,766         -1,941       -3.2
-----------------------------------------------------------------------------------------------------------------------
  Operating income                                                574                  -3,452          4,026          -
         Operating income on sales in other businesses (%)        1.0                    -6.0
-----------------------------------------------------------------------------------------------------------------------
CORPORATE AND ELIMINATIONS:
  Net sales:
      Intersegment                                               -538                    -754            216          -
      Total                                                      -538                    -754            216          -
-----------------------------------------------------------------------------------------------------------------------
  Operating expenses:
      Intersegment                                               -548                    -736            188          -
      Corporate                                                16,267                  18,112         -1,845          -
      Total                                                    15,719                  17,376         -1,657          -
-----------------------------------------------------------------------------------------------------------------------
  Operating income                                            -16,257                 -18,130          1,873          -
-----------------------------------------------------------------------------------------------------------------------
CONSOLIDATED:
  Net sales:
      Unaffiliated customers                                  450,637                 428,550         22,087        5.2
      Intersegment                                                  -                       -              -          -
      Total                                                   450,637                 428,550         22,087        5.2
-----------------------------------------------------------------------------------------------------------------------
  Operating expenses                                          411,866                 403,149          8,717        2.2
-----------------------------------------------------------------------------------------------------------------------
  Operating income                                             38,771                  25,401         13,370       52.6
         Operating income on consolidated net sales(%)            8.6                     5.9
-----------------------------------------------------------------------------------------------------------------------

Identifiable assets:                                                                                  (Millions of yen)
-----------------------------------------------------------------------------------------------------------------------
                                                   September 30, 2003      September 30, 2002         Change     %
-----------------------------------------------------------------------------------------------------------------------
  Office Equipment                                          1,196,927               1,168,995         27,932        2.4
  Other Businesses                                            184,083                 184,776           -693       -0.4
  Elimination                                                  -7,596                  -6,851           -745       10.9
  Corporate assets                                            538,748                 479,465         59,283       12.4
-----------------------------------------------------------------------------------------------------------------------
Total                                                       1,912,162               1,826,385         85,777        4.7
-----------------------------------------------------------------------------------------------------------------------

Capital expenditure:                                                                                  (Millions of yen)
-----------------------------------------------------------------------------------------------------------------------
                                                   Three months ended      Three months ended
                                                   September 30, 2003      September 30, 2002         Change      %
-----------------------------------------------------------------------------------------------------------------------
  Office Equipment                                             14,621                  19,352         -4,731      -24.4
  Other Businesses                                              2,665                   1,194          1,471      123.2
  Corporate                                                       391                     266            125       47.0
-----------------------------------------------------------------------------------------------------------------------
Total                                                          17,677                  20,812         -3,135      -15.1
-----------------------------------------------------------------------------------------------------------------------

Depreciation:                                                                                         (Millions of yen)
-----------------------------------------------------------------------------------------------------------------------
                                                   Three months ended      Three months ended
                                                   September 30, 2003      September 30, 2002         Change       %
-----------------------------------------------------------------------------------------------------------------------
  Office Equipment                                             14,436                  14,411             25        0.2
  Other Businesses                                              1,694                   1,802           -108       -6.0
  Corporate                                                       466                     699           -233      -33.3
-----------------------------------------------------------------------------------------------------------------------
Total                                                          16,596                  16,912           -316       -1.9
-----------------------------------------------------------------------------------------------------------------------

(Half year ended September 30, 2003, 2002 and year ended March 31, 2003)                                         (Millions of yen)
----------------------------------------------------------------------------------------------------------------------------------
                                                         Half year ended       Half year ended                        Year ended
                                                       September 30, 2003    September 30, 2002    Change    %      March 31, 2003
----------------------------------------------------------------------------------------------------------------------------------
OFFICE EQUIPMENT:
  Net sales:
      Unaffiliated customers                                      775,508               749,357    26,151    3.5         1,520,574
      Intersegment                                                      -                     -         -      -                 -
      Total                                                       775,508               749,357    26,151    3.5         1,520,574
----------------------------------------------------------------------------------------------------------------------------------
  Operating expenses                                              672,809               655,773    17,036    2.6         1,329,776
----------------------------------------------------------------------------------------------------------------------------------
  Operating income                                                102,699                93,584     9,115    9.7           190,798
         Operating income on office equipment sales(%)               13.2                  12.5                               12.5
----------------------------------------------------------------------------------------------------------------------------------
OTHER BUSINESSES:
  Net sales:
      Unaffiliated customers                                      112,582               107,464     5,118    4.8           217,784
      Intersegment                                                  1,165                 1,492      -327  -21.9             2,755
      Total                                                       113,747               108,956     4,791    4.4           220,539
----------------------------------------------------------------------------------------------------------------------------------
  Operating expenses                                              110,761               112,047    -1,286   -1.1           222,772
----------------------------------------------------------------------------------------------------------------------------------
  Operating income                                                  2,986                -3,091     6,077      -            -2,233
         Operating income on sales in other businesses (%)            2.6                  -2.8                               -1.0
----------------------------------------------------------------------------------------------------------------------------------
CORPORATE AND ELIMINATIONS:
  Net sales:
      Intersegment                                                 -1,165                -1,492       327      -            -2,755
      Total                                                        -1,165                -1,492       327      -            -2,755
----------------------------------------------------------------------------------------------------------------------------------
  Operating expenses:
      Intersegment                                                 -1,195                -1,487       292      -            -2,726
      Corporate                                                    28,460                29,160      -700      -            54,882
      Total                                                        27,265                27,673      -408      -            52,156
----------------------------------------------------------------------------------------------------------------------------------
  Operating income                                                -28,430               -29,165       735      -           -54,911
----------------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED:
  Net sales:
      Unaffiliated customers                                      888,090               856,821    31,269    3.6         1,738,358
      Intersegment                                                      -                     -        -       -                 -
      Total                                                       888,090               856,821    31,269    3.6         1,738,358
----------------------------------------------------------------------------------------------------------------------------------
  Operating expenses                                              810,835               795,493    15,342    1.9         1,604,704
----------------------------------------------------------------------------------------------------------------------------------
  Operating income                                                 77,255                61,328    15,927   26.0           133,654
         Operating income on consolidated net sales(%)                8.7                   7.2                                7.7
----------------------------------------------------------------------------------------------------------------------------------

Identifiable assets:                                                                                             (Millions of yen)
----------------------------------------------------------------------------------------------------------------------------------

                                                       September 30, 2003    September 30, 2002    Change    %      March 31, 2003
----------------------------------------------------------------------------------------------------------------------------------
  Office Equipment                                              1,196,927             1,168,995    27,932    2.4         1,198,706
  Other Businesses                                                184,083               184,776      -693   -0.4           176,296
  Elimination                                                      -7,596                -6,851      -745   10.9            -6,908
  Corporate assets                                                538,748               479,465    59,283   12.4           516,828
----------------------------------------------------------------------------------------------------------------------------------
Total                                                           1,912,162             1,826,385    85,777    4.7         1,884,922
----------------------------------------------------------------------------------------------------------------------------------

Capital expenditure:                                                                                             (Millions of yen)
----------------------------------------------------------------------------------------------------------------------------------
                                                         Half year ended       Half year ended                        Year ended
                                                       September 30, 2003    September 30, 2002    Change    %      March 31, 2003
----------------------------------------------------------------------------------------------------------------------------------
  Office Equipment                                                 31,938                35,202    -3,264   -9.3            65,720
  Other Businesses                                                  3,916                 2,673     1,243   46.5             7,213
  Corporate                                                           480                   546       -66  -12.1             1,023
----------------------------------------------------------------------------------------------------------------------------------
Total                                                              36,334                38,421    -2,087   -5.4            73,956
----------------------------------------------------------------------------------------------------------------------------------

Depreciation:                                                                                                    (Millions of yen)
----------------------------------------------------------------------------------------------------------------------------------
                                                         Half year ended       Half year ended                        Year ended
                                                       September 30, 2003    September 30, 2002    Change    %      March 31, 2003
----------------------------------------------------------------------------------------------------------------------------------
  Office Equipment                                                 29,378                29,718      -340   -1.1            60,687
  Other Businesses                                                  3,349                 3,115       234    7.5             6,917
  Corporate                                                           895                 1,062      -167  -15.7             1,954
----------------------------------------------------------------------------------------------------------------------------------
Total                                                              33,622                33,895      -273   -0.8            69,558
----------------------------------------------------------------------------------------------------------------------------------

(2) Geographic Segment Information
(Three months ended September 30, 2003 and 2002)                                                      (Millions of yen)
-----------------------------------------------------------------------------------------------------------------------
                                       Three months ended   Three months ended
                                        September 30,2003    September 30,2002           Change                %
-----------------------------------------------------------------------------------------------------------------------
JAPAN:
  Net sales:
      External customers                          240,584             238,610              1,974              0.8
      Intersegment                                 87,257              74,386             12,871             17.3
      Total                                       327,841             312,996             14,845              4.7
-----------------------------------------------------------------------------------------------------------------------
  Operating expenses                              304,898             301,485              3,413              1.1
-----------------------------------------------------------------------------------------------------------------------
  Operating income                                 22,943              11,511             11,432             99.3
       Operating income on sales in Japan(%)          7.0                 3.7
-----------------------------------------------------------------------------------------------------------------------
THE AMERICAS:
  Net sales:
      External customers                           84,431              82,734              1,697              2.1
      Intersegment                                  1,410               1,278                132             10.3
      Total                                        85,841              84,012              1,829              2.2
-----------------------------------------------------------------------------------------------------------------------
  Operating expenses                               80,451              77,845              2,606              3.3
-----------------------------------------------------------------------------------------------------------------------
  Operating income                                  5,390               6,167               -777            -12.6
       Operating income on sales in the Americas(%)   6.3                 7.3
-----------------------------------------------------------------------------------------------------------------------
EUROPE:
  Net sales:
      External customers                           97,797              82,046             15,751             19.2
      Intersegment                                    715                 535                180             33.6
      Total                                        98,512              82,581             15,931             19.3
-----------------------------------------------------------------------------------------------------------------------
  Operating expenses                               94,490              78,871             15,619             19.8
-----------------------------------------------------------------------------------------------------------------------
  Operating income                                  4,022               3,710                312              8.4
       Operating income on sales in Europe(%)         4.1                 4.5
-----------------------------------------------------------------------------------------------------------------------
OTHER:
  Net sales:
      External customers                           27,825              25,160              2,665             10.6
      Intersegment                                 24,110              19,254              4,856             25.2
      Total                                        51,935              44,414              7,521             16.9
-----------------------------------------------------------------------------------------------------------------------
  Operating expenses                               49,722              42,112              7,610             18.1
-----------------------------------------------------------------------------------------------------------------------
  Operating income                                  2,213               2,302                -89             -3.9
       Operating income on sales in other(%)          4.3                 5.2
-----------------------------------------------------------------------------------------------------------------------
CORPORATE AND ELIMINATIONS:
  Net sales:
      Intersegment                               -113,492             -95,453            -18,039                -
      Total                                      -113,492             -95,453            -18,039                -
-----------------------------------------------------------------------------------------------------------------------
  Operating expenses:                            -117,695             -97,164            -20,531                -
------------------------------------------------------------------------------------- ---------------------------------
  Operating income                                  4,203               1,711              2,492                -
-----------------------------------------------------------------------------------------------------------------------
CONSOLIDATED:
  Net sales:
      External customers                          450,637             428,550             22,087              5.2
      Intersegment                                      -                   -                  -                -
      Total                                       450,637             428,550             22,087              5.2
-----------------------------------------------------------------------------------------------------------------------
  Operating expenses                              411,866             403,149              8,717              2.2
-----------------------------------------------------------------------------------------------------------------------
  Operating income                                 38,771              25,401             13,370             52.6
       Operating income on consolidated net sales(%)  8.6                 5.9
-----------------------------------------------------------------------------------------------------------------------

Identifiable assets:                                                                                  (Millions of yen)
-----------------------------------------------------------------------------------------------------------------------

                                       September 30, 2003  September 30, 2002            Change                %
-----------------------------------------------------------------------------------------------------------------------
      Japan                                     1,061,188           1,047,667             13,521              1.3
      The Americas                                192,700             204,813            -12,113             -5.9
      Europe                                      186,650             165,816             20,834             12.6
      Other                                        69,154              59,483              9,671             16.3
      Elimination                                -136,278            -130,859             -5,419              4.1
      Corporate assets                            538,748             479,465             59,283             12.4
-----------------------------------------------------------------------------------------------------------------------
Total                                           1,912,162           1,826,385             85,777              4.7
-----------------------------------------------------------------------------------------------------------------------

(Half year ended September 30, 2003, 2002 and year ended March 31, 2003)                                          (Millions of yen)
-----------------------------------------------------------------------------------------------------------------------------------
                                        Half year ended     Half year ended                                           Year ended
                                       September 30, 2003  September 30, 2002             Change           %        March 31, 2003
-----------------------------------------------------------------------------------------------------------------------------------
JAPAN:
  Net sales:
      External customers                          478,922            478,814                 108          0.0             954,310
      Intersegment                                184,331            152,398              31,933         21.0             320,596
      Total                                       663,253            631,212              32,041          5.1           1,274,906
-----------------------------------------------------------------------------------------------------------------------------------
  Operating expenses                              606,466            593,978              12,488          2.1           1,188,760
-----------------------------------------------------------------------------------------------------------------------------------
  Operating income                                 56,787             37,234              19,553         52.5              86,146
        Operating income on sales in Japan(%)         8.6                5.9                                                  6.8
-----------------------------------------------------------------------------------------------------------------------------------
THE AMERICAS:
  Net sales:
      External customers                          161,965            164,940              -2,975         -1.8             333,935
      Intersegment                                  2,992              2,537                 455         17.9               5,620
      Total                                       164,957            167,477              -2,520         -1.5             339,555
------------------------------------------------------------------------------------------------------------------------------------
  Operating expenses                              157,274            159,936              -2,662         -1.7             325,228
------------------------------------------------------------------------------------------------------------------------------------
  Operating income                                  7,683              7,541                 142          1.9              14,327
        Operating income on sales in the Americas(%)  4.7                4.5                                                  4.2
------------------------------------------------------------------------------------------------------------------------------------
EUROPE:
  Net sales:
      External customers                          196,560            165,668              30,892         18.6             352,943
      Intersegment                                  1,771              1,432                 339         23.7               3,019
      Total                                       198,331            167,100              31,231         18.7             355,962
------------------------------------------------------------------------------------------------------------------------------------
  Operating expenses                              188,819            160,097              28,722         17.9             337,693
------------------------------------------------------------------------------------------------------------------------------------
  Operating income                                  9,512              7,003               2,509         35.8              18,269
        Operating income on sales in Europe(%)        4.8                4.2                                                  5.1
------------------------------------------------------------------------------------------------------------------------------------
OTHER:
  Net sales:
      External customers                           50,643             47,399               3,244          6.8              97,170
      Intersegment                                 49,225             34,830              14,395         41.3              72,664
      Total                                        99,868             82,229              17,639         21.5             169,834
------------------------------------------------------------------------------------------------------------------------------------
  Operating expenses                               95,302             77,669              17,633         22.7             159,864
------------------------------------------------------------------------------------------------------------------------------------
  Operating income                                  4,566              4,560                   6          0.1               9,970
        Operating income on sales in other(%)         4.6                5.5                                                  5.9
------------------------------------------------------------------------------------------------------------------------------------
CORPORATE AND ELIMINATIONS:
  Net sales:
      Intersegment                               -238,319           -191,197             -47,122            -            -401,899
      Total                                      -238,319           -191,197             -47,122            -            -401,899
------------------------------------------------------------------------------------------------------------------------------------
  Operating expenses:                            -237,026           -196,187             -40,839            -            -406,841
------------------------------------------------------------------------------------------------------------------------------------
  Operating income                                 -1,293              4,990              -6,283            -               4,942
------------------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED:
  Net sales:
      External customers                          888,090            856,821              31,269          3.6           1,738,358
      Intersegment                                      -                  -                   -            -                   -
      Total                                       888,090            856,821              31,269          3.6           1,738,358
------------------------------------------------------------------------------------------------------------------------------------
  Operating expenses                              810,835            795,493              15,342          1.9           1,604,704
------------------------------------------------------------------------------------------------------------------------------------
  Operating income                                 77,255             61,328              15,927         26.0             133,654
        Operating income on consolidated net sales(%) 8.7                7.2                                                  7.7
------------------------------------------------------------------------------------------------------------------------------------

Identifiable assets:                                                                                              (Millions of yen)
------------------------------------------------------------------------------------------------------------------------------------

                                           September 30, 2003  September 30, 2002         Change           %        March 31, 2003
------------------------------------------------------------------------------------------------------------------------------------
      Japan                                     1,061,188          1,047,667              13,521          1.3           1,064,857
      The Americas                                192,700            204,813             -12,113         -5.9             201,359
      Europe                                      186,650            165,816              20,834         12.6             174,541
      Other                                        69,154             59,483               9,671         16.3              70,458
      Elimination                                -136,278           -130,859              -5,419          4.1            -143,121
      Corporate assets                            538,748            479,465              59,283         12.4             516,828
------------------------------------------------------------------------------------------------------------------------------------
Total                                           1,912,162          1,826,385              85,777          4.7           1,884,922
------------------------------------------------------------------------------------------------------------------------------------

7. SIGNIFICANT ACCOUNTING POLICIES (CONSOLIDATED)

1. ITEMS RELATING TO THE SCALE OF CONSOLIDATION AND THE APPLICATION OF THE EQUITY METHOD
Consolidated subsidiaries:
No addition
Removal : Office Research Institute Co., Ltd.

Companies accounted for by the equity method: No change

2. CONSOLIDATED ACCOUNTING POLICIES (SUMMARY)
(1) Principles of Consolidation

The consolidated financial statements include the accounts of Ricoh and its consolidated subsidiaries. Investments in 20% to 50% owned companies when the company has the ability to exercise significant influence are accounted for on the equity basis. All significant inter-company balances and transactions have been eliminated in consolidation.

(2) Securities

In conformity with SFAS No.115, securities are mainly classified as available-for-sale securities. Available-for-sale securities are reported at fair value with unrealized gains and losses, net of related taxes, excluded from earnings and reported in accumulated other comprehensive income (loss).

The cost of the securities sold is computed based on the average cost of each security held at the time of sale.

(3) Inventories

Inventories are mainly stated at the lower of average cost or market. Inventory costs include raw materials, labor and manufacturing overheads.

(4) Plant and Equipment

Depreciation of plant and equipment is computed principally by using the declining-balance method over the estimated useful lives. Most of the foreign subsidiaries have adopted the straight-line method for computing depreciation. Certain leased buildings, machinery and equipment are accounted for as capital leases in conformity with SFAS No. 13, "Accounting for Leases."

(5) Goodwill and Other Intangible Assets

In conformity with SFAS No.142, Goodwill and intangible asset determined to have an indefinite useful life are not amortized. SFAS No. 142 requires annual impairment testing thereof.

(6) Use of Estimates

Management of the Company has made a number of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, including impairment losses of long-lived assets and the disclosures of fair value of financial instruments and contingent assets and liabilities, to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

8. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) FAIR VALUE OF MARKETABLE SECURITIES
The securities and the respective cost, gross unrealized holding gains, gross unrealized holding losses and fair value as of September 30, 2003 and March 31, 2003 are as follows:

                                                                                                     (Millions of yen)
-----------------------------------------------------------------------------------------------------------------------
                                                    September 30, 2003
-----------------------------------------------------------------------------------------------------------------------
                                                                Gross unrealized     Gross unrealized
                                                    Cost         holding gains        holding losses        Fair value
-----------------------------------------------------------------------------------------------------------------------
Current:
    Corporate debt securities                          121                4                     -                  125
    Other                                               11                -                     -                   11
-----------------------------------------------------------------------------------------------------------------------
                                                       132                4                     -                  136
-----------------------------------------------------------------------------------------------------------------------
Noncurrent:
    Equity securities                                6,088            8,146                   126               14,108
    Corporate debt securities                       45,013                2                    83               44,932
    Other                                            1,261              266                    12                1,515
    Nonmarketable securities (at cost)               7,171                -                     -                7,171
-----------------------------------------------------------------------------------------------------------------------
                                                    59,533            8,414                   221               67,726
-----------------------------------------------------------------------------------------------------------------------

                                                                                                     (Millions of yen)
-----------------------------------------------------------------------------------------------------------------------
                                                     March 31, 2003
-----------------------------------------------------------------------------------------------------------------------
                                                            Gross unrealized       Gross unrealized
                                                    Cost     holding gains          holding losses          Fair value
-----------------------------------------------------------------------------------------------------------------------
Current:
    Corporate debt securities                          107            -                     -                  107
    Other                                                -            -                     -                    -
-----------------------------------------------------------------------------------------------------------------------
                                                       107            -                     -                  107
-----------------------------------------------------------------------------------------------------------------------
Noncurrent:
    Equity securities                                6,328        5,148                   519               10,957
    Corporate debt securities                       45,020            5                   195               44,830
    Other                                            9,459           10                   654                8,815
    Nonmarketable securities (at cost)               7,371            -                     -                7,371
-----------------------------------------------------------------------------------------------------------------------
                                                    68,178        5,163                 1,368               71,973
-----------------------------------------------------------------------------------------------------------------------

(2) DERIVATIVE
The Company and certain of its subsidiaries enter into various financial instrument contracts in the normal course of business and in connection with the management of their assets and liabilities. The outstanding agreements, carrying amount and estimated fair value of derivative financial instruments as of September 30, 2003, and March 31, 2003 are as follows:

                                                                                                     (Millions of yen)
-----------------------------------------------------------------------------------------------------------------------
                                                    September 30, 2003
-----------------------------------------------------------------------------------------------------------------------
                                                                                   Carrying             Estimated
                                                                                    amount             Fair value
-----------------------------------------------------------------------------------------------------------------------
Interest rate swap agreements, net                                                          2,543                2,543
Foreign currency contracts-net credit                                                       1,136                1,136
Currency options-net credit                                                                 1,147                1,147
-----------------------------------------------------------------------------------------------------------------------
Total                                                                                       4,826                4,826
-----------------------------------------------------------------------------------------------------------------------

                                                                                                     (Millions of yen)
-----------------------------------------------------------------------------------------------------------------------
                                                     March 31, 2003
-----------------------------------------------------------------------------------------------------------------------
                                                                                   Carrying                 Estimated
                                                                                    amount                 Fair value
-----------------------------------------------------------------------------------------------------------------------
Interest rate swap agreements, net                                                          3,985                3,985
Foreign currency contracts-net credit                                                        -594                 -594
Currency options                                                                             -466                 -466
-----------------------------------------------------------------------------------------------------------------------
Total                                                                                       2,925                2,925
-----------------------------------------------------------------------------------------------------------------------

(3) TRANSACTIONS OF RICOH WITH AFFILIATES                                                            (Millions of yen)
-----------------------------------------------------------------------------------------------------------------------
                                                                               September 30, 2003       March 31, 2003
-----------------------------------------------------------------------------------------------------------------------
Account balances:
    Receivables                                                                             5,768                6,434
    Payables                                                                                2,524                1,604
-----------------------------------------------------------------------------------------------------------------------

                                                                                                     (Millions of yen)
-----------------------------------------------------------------------------------------------------------------------
                                                                                  Half year ended         Year ended
                                                                                   Sept. 30, 2003       March 31, 2003
-----------------------------------------------------------------------------------------------------------------------
Transactions:
    Sales                                                                                  11,196               26,510
    Purchases                                                                               6,485               19,808
    Dividend income                                                                           742                1,236
-----------------------------------------------------------------------------------------------------------------------

-APPENDIX A- (Half year ended September 30, 2003)

1. CONSOLIDATED SALES BY PRODUCT CATEGORY
(Three months ended September 30, 2003 and 2002)                                                                  (Millions of yen)
------------------------------------------------------------------------------------------------------------------------------------
                                             Three months ended  Three months ended                        Change excluding
                                             September 30, 2003  September 30, 2002     Change        %     exchange impact    %
------------------------------------------------------------------------------------------------------------------------------------
(Office Equipment)
Imaging Solutions:
 Digital Imaging Systems                                150,161            153,096      -2,935        -1.9        -6,966       -4.6
  Percentage of net sales (%)                              33.3               35.7
   Domestic                                              58,879             64,916      -6,037        -9.3        -6,037       -9.3
   Overseas                                              91,282             88,180       3,102         3.5          -929       -1.1
 Other Imaging Systems                                   52,165             57,345      -5,180        -9.0        -7,271      -12.7
  Percentage of net sales (%)                              11.6               13.4
   Domestic                                              17,215             18,555      -1,340        -7.2        -1,340       -7.2
   Overseas                                              34,950             38,790      -3,840        -9.9        -5,931      -15.3
Total Imaging Solutions                                 202,326            210,441      -8,115        -3.9       -14,237       -6.8
  Percentage of net sales (%)                              44.9               49.1
 Domestic                                                76,094             83,471      -7,377        -8.8        -7,377       -8.8
 Overseas                                               126,232            126,970        -738        -0.6        -6,860       -5.4
------------------------------------------------------------------------------------------------------------------------------------
Network Input/Output Systems:
 Printing Systems                                       117,351             94,755      22,596        23.8        18,724       19.8
  Percentage of net sales (%)                              26.0               22.1
   Domestic                                              47,893             41,908       5,985        14.3         5,985       14.3
   Overseas                                              69,458             52,847      16,611        31.4        12,739       24.1
 Other Input/Output Systems                              18,304             13,672       4,632        33.9         4,110       30.1
  Percentage of net sales (%)                               4.1                3.2
   Domestic                                               1,101              2,495      -1,394       -55.9        -1,394      -55.9
   Overseas                                              17,203             11,177       6,026        53.9         5,504       49.2
Total Network Input/Output Systems                      135,655            108,427      27,228        25.1        22,834       21.1
  Percentage of net sales (%)                              30.1               25.3
 Domestic                                                48,994             44,403       4,591        10.3         4,591       10.3
 Overseas                                                86,661             64,024      22,637        35.4        18,243       28.5
------------------------------------------------------------------------------------------------------------------------------------
Network System Solutions                                 53,795             53,122         673         1.3           605        1.1
  Percentage of net sales (%)                              11.9               12.4
 Domestic                                                52,593             52,469         124         0.2           124        0.2
 Overseas                                                 1,202                653         549        84.1           481       73.7
------------------------------------------------------------------------------------------------------------------------------------
Office Equipment Total                                  391,776            371,990      19,786         5.3         9,202        2.5
  Percentage of net sales (%)                              86.9               86.8
 Domestic                                               177,681            180,343      -2,662        -1.5        -2,662       -1.5
 Overseas                                               214,095            191,647      22,448        11.7        11,864        6.2
    The Americas                                         87,892             86,032       1,860         2.2         3,193        3.7
    Europe                                               97,087             81,823      15,264        18.7         4,309        5.3
    Other                                                29,116             23,792       5,324        22.4         4,362       18.3
------------------------------------------------------------------------------------------------------------------------------------
(Other Businesses)
Other Businesses                                         58,861             56,560       2,301         4.1         1,606        2.8
  Percentage of net sales (%)                              13.1               13.2
 Domestic                                                46,620             44,388       2,232         5.0         2,232        5.0
 Overseas                                                12,241             12,172          69         0.6          -626       -5.1
    The Americas                                            281                230          51        22.2            45       19.6
    Europe                                                1,245              1,086         159        14.6            32        2.9
    Other                                                10,715             10,856        -141        -1.3          -703       -6.5
------------------------------------------------------------------------------------------------------------------------------------
Grand Total                                             450,637            428,550      22,087         5.2        10,808        2.5
    Percentage of net sales (%)                           100.0              100.0
  Domestic                                              224,301            224,731        -430        -0.2          -430       -0.2
    Percentage of net sales (%)                            49.8               52.4
  Overseas                                              226,336            203,819      22,517        11.0        11,238        5.5
    Percentage of net sales (%)                            50.2               47.6
     The Americas                                        88,173             86,262       1,911         2.2         3,238        3.8
       Percentage of net sales (%)                         19.6               20.1
     Europe                                              98,332             82,909      15,423        18.6         4,341        5.2
       Percentage of net sales (%)                         21.8               19.4
     Other                                               39,831             34,648       5,183        15.0         3,659       10.6
       Percentage of net sales (%)                          8.8                8.1
------------------------------------------------------------------------------------------------------------------------------------
      Reference: Exchange rate
                US$ 1                     Yen  117.61             Yen  119.19             Yen  -1.58
               EURO 1                     Yen  132.27             Yen  117.34             Yen  14.93

Each category includes the following product line:
Digital Imaging Systems       Digital PPCs, color PPCs, digital duplicators and
                              facsimile machines
Other Imaging Systems         Analog PPCs, diazo copiers, and thermal paper
Printing Systems              MFPs(multifunctional printers), laser printers and
                              software
Other Input/Output Systems    Optical discs and system scanners
Network System Solutions      Personal computers, PC servers, network systems
                              and network related software
Other Businesses              Optical equipments, metering equipments and
                              semiconductors

                                       A1

(Half year ended September 30, 2003, 2002 and year ended March 31, 2003)                                           (Millions of yen)
------------------------------------------------------------------------------------------------------------------------------------
                                       Half year ended    Half year ended                     Change excluding          Year ended
                                      September 30, 2003  September 30, 2002  Change     %    exchange impact    %    March 31, 2003
------------------------------------------------------------------------------------------------------------------------------------
(Office Equipment)
Imaging Solutions:
 Digital Imaging Systems                     309,158          309,385         -227     -0.1        -5,860       -1.9       626,967
   Percentage of net sales (%)                  34.8             36.1                                                         36.1
    Domestic                                 124,773          135,866      -11,093     -8.2       -11,093       -8.2       265,654
    Overseas                                 184,385          173,519       10,866      6.3         5,233        3.0       361,313
 Other Imaging Systems                       105,936          120,977      -15,041    -12.4       -18,264      -15.1       232,746
   Percentage of net sales (%)                  11.9             14.1                                                         13.4
    Domestic                                  36,497           40,961       -4,464    -10.9        -4,464      -10.9        80,520
    Overseas                                  69,439           80,016      -10,577    -13.2       -13,800      -17.2       152,226
Total Imaging Solutions                      415,094          430,362      -15,268     -3.5       -24,124       -5.6       859,713
   Percentage of net sales (%)                  46.7             50.2                                                         49.5
 Domestic                                    161,270          176,827      -15,557     -8.8       -15,557       -8.8       346,174
 Overseas                                    253,824          253,535          289      0.1        -8,567       -3.4       513,539
----------------------------------------------------------------------------------------------------------------------------------
Network Input/Output Systems:
 Printing Systems                            233,457          189,408       44,049     23.3        37,899       20.0       408,830
   Percentage of net sales (%)                  26.3             22.1                                                         23.5
    Domestic                                 100,351           82,016       18,335     22.4        18,335       22.4       177,510
    Overseas                                 133,106          107,392       25,714     23.9        19,564       18.2       231,320
 Other Input/Output Systems                   29,725           29,535          190      0.6          -449       -1.5        54,549
   Percentage of net sales (%)                   3.3              3.5                                                          3.2
    Domestic                                   2,743            5,958       -3,215    -54.0        -3,215      -54.0        10,100
    Overseas                                  26,982           23,577        3,405     14.4         2,766       11.7        44,449
Total Network Input/Output Systems           263,182          218,943       44,239     20.2        37,450       17.1       463,379
   Percentage of net sales (%)                  29.6             25.6                                                         26.7
 Domestic                                    103,094           87,974       15,120     17.2        15,120       17.2       187,610
 Overseas                                    160,088          130,969       29,119     22.2        22,330       17.0       275,769
----------------------------------------------------------------------------------------------------------------------------------
Network System Solutions                      97,232          100,052       -2,820     -2.8        -2,900       -2.9       197,482
   Percentage of net sales (%)                  11.0             11.7                                                         11.3
 Domestic                                     95,260           98,754       -3,494     -3.5        -3,494       -3.5       194,873
 Overseas                                      1,972            1,298          674     51.9           594       45.8         2,609
----------------------------------------------------------------------------------------------------------------------------------
Office Equipment Total                       775,508          749,357       26,151      3.5        10,426        1.4     1,520,574
   Percentage of net sales (%)                  87.3             87.5                                                         87.5
 Domestic                                    359,624          363,555       -3,931     -1.1        -3,931       -1.1       728,657
 Overseas                                    415,884          385,802       30,082      7.8        14,357        3.7       791,917
    The Americas                             166,800          169,927       -3,127     -1.8         3,721        2.2       342,568
    Europe                                   194,700          164,431       30,269     18.4         8,600        5.2       349,577
    Other                                     54,384           51,444        2,940      5.7         2,036        4.0        99,772
----------------------------------------------------------------------------------------------------------------------------------
(Other Businesses)
Other Businesses                             112,582          107,464        5,118      4.8         4,144        3.9       217,784
   Percentage of net sales (%)                  12.7             12.5                                                         12.5
 Domestic                                     89,012           86,020        2,992      3.5         2,992        3.5       167,365
 Overseas                                     23,570           21,444        2,126      9.9         1,152        5.4        50,419
    The Americas                                 864              506          358     70.8           393       77.7         1,372
    Europe                                     2,251            1,738          513     29.5           274       15.8         4,900
    Other                                     20,455           19,200        1,255      6.5           485        2.5        44,147
----------------------------------------------------------------------------------------------------------------------------------
Grand Total                                  888,090          856,821       31,269      3.6        14,570        1.7     1,738,358
   Percentage of net sales (%)                 100.0            100.0                                                        100.0
 Domestic                                    448,636          449,575         -939     -0.2          -939       -0.2       896,022
   Percentage of net sales (%)                  50.5             52.5                                                         51.5
 Overseas                                    439,454          407,246       32,208      7.9        15,509        3.8       842,336
   Percentage of net sales (%)                  49.5             47.5                                                         48.5
    The Americas                             167,664          170,433       -2,769     -1.6         4,114        2.4       343,940
      Percentage of net sales (%)               18.9             19.9                                                         19.8
    Europe                                   196,951          166,169       30,782     18.5         8,874        5.3       354,477
      Percentage of net sales (%)               22.2             19.4                                                         20.4
    Other                                     74,839           70,644        4,195      5.9         2,521        3.6       143,919
      Percentage of net sales (%)                8.4              8.2                                                          8.3
----------------------------------------------------------------------------------------------------------------------------------
        Reference: Exchange rate
                  US$ 1                   Yen 118.06       Yen 123.08    Yen -5.02                                      Yen 121.96
                 EURO 1                   Yen 133.47       Yen 116.95    Yen 16.52                                      Yen 121.00

Each category includes the following product line:
Digital Imaging Systems       Digital PPCs, color PPCs, digital duplicators and
                              facsimile machines
Other Imaging Systems         Analog PPCs, diazo copiers, and thermal paper
Printing Systems              MFPs(multifunctional printers), laser printers and
                              software
Other Input/Output Systems    Optical discs and system scanners
Network System Solutions      Personal computers, PC servers, network systems
                              and network related software
Other Businesses              Optical equipments, metering equipments and
                              semiconductors

                                       A2

2. FORECAST OF CONSOLIDATED PERFORMANCE

                                                                                                                   (Billions of yen)
------------------------------------------------------------------------------------------------------------------------------------
                                           Half year              Three months            Half year
                                            ended                   ended                   ended                Year ended
                                           Sept. 30,                Dec. 31,               Mar. 31,                Mar. 31,
                                            2003         Change      2003       Change      2004       Change       2004      Change
                                           Results         %       Forecast       %        Forecast       %       Forecast       %
------------------------------------------------------------------------------------------------------------------------------------
Net sales                                     888.0          3.6       436.5       3.8        911.9       3.4      1,800.0      3.5
Gross profit                                  388.1          7.6       189.7       2.6        395.4       2.8        783.6      5.1
Operating income                               77.2         26.0        35.7       6.9         74.7       3.3        152.0     13.7
Income before income taxes                     71.4         28.3        34.7      15.7         72.5       7.1        144.0     16.6
Net income                                     42.2         26.1        20.0      12.4         42.7       9.6         85.0     17.2
------------------------------------------------------------------------------------------------------------------------------------
Net income per share (yen)                    56.79            -       26.92         -        57.63         -       114.42        -
------------------------------------------------------------------------------------------------------------------------------------
Capital expenditure                            36.3            -        19.0         -         38.6         -         75.0        -
Depreciation for tangible fixed assets         33.6            -        18.0         -         36.3         -         70.0        -
R&D expenditure                                44.2            -        22.0         -         45.7         -         90.0        -
------------------------------------------------------------------------------------------------------------------------------------
Exchange rate (Yen/US$)                      118.06            -      108.00         -       108.00         -       113.03        -
Exchange rate (Yen/EURO)                     133.47            -      128.00         -       128.00         -       130.74        -
------------------------------------------------------------------------------------------------------------------------------------

3. FORECAST OF CONSOLIDATED SALES BY PRODUCT CATEGORY

                                                                                                                   (Billions of yen)
------------------------------------------------------------------------------------------------------------------------------------
                                                Half year ended March 31, 2004                        Year ended March 31, 2004
                                                ------------------------------                        -------------------------
                                         Forecast       Change    Forecast(*)   Change     Forecast    Change    Forecast(*)  Change
                                                           %                       %                      %                      %
------------------------------------------------------------------------------------------------------------------------------------
(Office Equipment)
Imaging Solutions:
 Digital Imaging Systems                   299.7            -5.6       305.8      -3.7        608.8      -2.9        609.3     -2.8
   Domestic                                116.8           -10.0       116.8     -10.0        241.6      -9.1        241.6     -9.1
   Overseas                                182.9            -2.6       189.0       0.6        367.2       1.7        367.7      1.8
 Other Imaging Systems                      94.0           -15.8        96.0     -14.1        200.0     -14.1        198.7    -14.6
   Domestic                                 36.0            -9.0        36.0      -9.0         72.5     -10.0         72.5    -10.0
   Overseas                                 58.0           -19.6        60.0     -16.9        127.5     -16.2        126.2    -17.1
Total Imaging Solutions                    393.8            -8.3       401.8      -6.4        808.9      -5.9        808.0     -6.0
 Domestic                                  152.8            -9.8       152.8      -9.8        314.1      -9.3        314.1     -9.3
 Overseas                                  240.9            -7.3       249.0      -4.2        494.8      -3.6        493.9     -3.8
------------------------------------------------------------------------------------------------------------------------------------
Network Input/Output Systems:
 Printing Systems                          277.4            26.5       283.3      29.1        510.9      25.0        510.6     24.9
   Domestic                                118.7            24.4       118.7      24.4        219.1      23.4        219.1     23.4
   Overseas                                158.7            28.1       164.5      32.8        291.8      26.2        291.5     26.0
 Other Input/Output Systems                 30.4            21.5        30.7      23.0         60.1      10.2         59.8      9.7
   Domestic                                  2.0           -50.3         2.0     -50.3          4.8     -52.5          4.8    -52.5
   Overseas                                 28.3            35.8        28.7      37.5         55.3      24.5         55.0     23.8
Total Network Input/Output Systems         307.8            25.9       314.0      28.5        571.0      23.2        570.4     23.1
 Domestic                                  120.8            21.2       120.8      21.2        223.9      19.3        223.9     19.3
 Overseas                                  187.0            29.2       193.2      33.5        347.1      25.9        346.5     25.7
------------------------------------------------------------------------------------------------------------------------------------
Network System Solutions                    95.6            -1.8        95.7      -1.7        192.9      -2.3        192.8     -2.3
 Domestic                                   93.7            -2.5        93.7      -2.5        189.0      -3.0        189.0     -3.0
 Overseas                                    1.9            47.6         2.0      52.6          3.9      49.8          3.8     49.2
------------------------------------------------------------------------------------------------------------------------------------
Office Equipment Total                     797.3             3.4       811.6       5.2      1,572.8       3.4      1,571.4      3.3
 Domestic                                  367.3             0.6       367.3       0.6        727.0      -0.2        727.0     -0.2
 Overseas                                  429.9             5.9       444.2       9.4        845.8       6.8        844.4      6.6
   The Americas                            163.1            -5.5       182.5       5.7        329.9      -3.7        356.1      4.0
   Europe                                  212.2            14.7       207.4      12.0        406.9      16.4        380.4      8.8
   Other                                    54.5            12.8        54.3      12.4        108.9       9.2        107.8      8.1
------------------------------------------------------------------------------------------------------------------------------------
(Other Businesses)
Other Businesses                           114.5             3.8       114.2       3.6        227.1       4.3        225.8      3.7
 Domestic                                   83.9             3.2        83.9       3.2        173.0       3.4        173.0      3.4
 Overseas                                   30.5             5.5        30.2       4.5         54.1       7.4         52.8      4.8
   The Americas                              1.0            19.5         1.1      32.8          1.8      38.4          2.0     49.3
   Europe                                    3.3             6.5         3.1       0.9          5.6      14.7          5.2      6.1
   Other                                    26.1             4.9        25.9       3.9         46.6       5.6         45.6      3.3
------------------------------------------------------------------------------------------------------------------------------------
Grand Total                                911.9             3.4       925.9       5.0      1,800.0       3.5      1,797.3      3.4
 Domestic                                  451.3             1.1       451.3       1.1        900.0       0.4        900.0      0.4
 Overseas                                  460.5             5.9       474.5       9.1        900.0       6.8        897.3      6.5
   The Americas                            164.1            -5.4       183.6       5.9        331.8      -3.5        358.2      4.2
   Europe                                  215.6            14.5       210.5      11.8        412.6      16.4        385.6      8.8
   Other                                    80.7            10.1        80.2       9.5        155.5       8.1        153.4      6.6
------------------------------------------------------------------------------------------------------------------------------------

* Excluding foreign exchange impact

                                       A3

-APPENDIX B-
[SCHEDULE 1] CONSOLIDATED PERFORMANCE
------------------------------------------------------------------------------------------------------------------------------------
                                                Half year ended   Half year ended  Half year ended  Half year ended  Half year ended
                                                 September 30,     September 30,     September 30,    September 30,    September 30,
                                                     1999              2000              2001             2002             2003
------------------------------------------------------------------------------------------------------------------------------------
Net sales (Billions of yen)                               717.5             735.3            820.0            856.8            888.0
Net income (Billions of yen)                               20.4              25.8             28.4             33.5             42.2
Return on equity (%)                                        4.1               4.7              5.0              5.2              6.2
Return on assets (%)                                        2.1               3.0              3.1              3.0              3.8
Net income per share (Yen)                                29.55             37.27            40.97            46.11            56.79
------------------------------------------------------------------------------------------------------------------------------------

[SCHEDULE 2] CONSOLIDATED SALES BY PRODUCT LINE
------------------------------------------------------------------------------------------------------------------------------------
                                                 Half year ended  Half year ended  Half year ended  Half year ended  Half year ended
                                                  September 30,    September 30,     September 30,    September 30,    September 30,
                                                      1999             2000              2001             2002             2003
------------------------------------------------------------------------------------------------------------------------------------
Imaging solutions (Billions of yen)                       455.9             422.2            458.3            430.3            415.0
Network I/O systems (Billions of yen)                      82.1             108.6            168.3            218.9            263.1
Network system solutions (Billions of yen)                 89.4             100.4            102.9            100.0             97.2
Other Businesses (Billions of yen)                         89.9             103.8             90.5            107.4            112.5
------------------------------------------------------------------------------------------------------------------------------------
Imaging solutions (%)                                      63.6              57.4             55.9             50.2             46.7
Network I/O systems (%)                                    11.4              14.8             20.5             25.6             29.6
Network system solutions (%)                               12.5              13.7             12.6             11.7             11.0
Other Businesses (%)                                       12.5              14.1             11.0             12.5             12.7
Total (%)                                                 100.0             100.0            100.0            100.0            100.0
------------------------------------------------------------------------------------------------------------------------------------

[SCHEDULE 3] CONSOLIDATED SALES BY GEOGRAPHIC AREA
------------------------------------------------------------------------------------------------------------------------------------
                                                  Half year ended  Half year ended  Half year ended  Half year ended Half year ended
                                                   September 30,    September 30,     September 30,    September 30,   September 30,
                                                       1999             2000              2001             2002           2003
------------------------------------------------------------------------------------------------------------------------------------
Japan (Billions of yen)                                   421.8             456.1            452.7            449.5            448.6
The Americas (Billions of yen)                            122.8             112.4            162.6            170.4            167.6
Europe (Billions of yen)                                  130.9             117.1            148.1            166.1            196.9
Others (Billions of yen)                                   41.8              49.5             56.5             70.6             74.8
------------------------------------------------------------------------------------------------------------------------------------
Japan (%)                                                  58.8              62.0             55.2             52.5             50.5
The Americas (%)                                           17.1              15.3             19.8             19.9             18.9
Europe (%)                                                 18.3              16.0             18.1             19.4             22.2
Others (%)                                                  5.8               6.7              6.9              8.2              8.4
Total (%)                                                 100.0             100.0            100.0            100.0            100.0
------------------------------------------------------------------------------------------------------------------------------------

                                       A4